
03020429

ANNUAL REPORT

2002


Small Bu

Enabling business on the Web






www.



NetNation®
COMMUNICATIONS INC

NASDAQ: NNCI

CONTENTS

NetNation Yearly Revenue



$7 million
$6 million
$5 million
$4 million
$3 million
$2 million
$1 million
1997
1998
1999
2000
2001
2002





Six Years Consecutive
Record Revenues

Positive Net
Earnings

NetNation Communications, Inc. (Nasdaq: NNCI), is a pioneer in web hosting and domain name registration.

We provide the technical tools and expertise businesses need to run their web sites, whether they are managing information or selling products and services on the Internet.


NETNATION
2002

NetNation Profitability


2000
2001
2002
$ 1,000,000
$ 500,000
$ 0
$ (500,000)
$ (1,000,000)
$ (1,500,000)
$ (2,000,000)
$ (2,500,000)
$ (3,000,000)
$ (3,500,000)
$ (4,000,000)

NetNation Cash Position (end of year)


$ 3,500,000
$ 3,000,000
$ 2,500,000
$ 2,000,000
$ 1,500,000
$ 1,000,000
$ 500,000
2000
2001
2002

MESSAGE TO SHAREHOLDERS

To our shareholders, customers and friends

The year 2002 brought many challenges to the global economy, and in particular to the technology sector. Despite these challenges, NetNation had a relatively good year. We reported record annual revenues, our eighth consecutive quarter of profitability and our seventh consecutive quarter of positive cash flow at year-end 2002. As a result, to the best of our knowledge, we again were the only Nasdaq listed web hosting company to make a profit and generate positive cash flow in 2002.

Market and economic conditions worsened in 2002. Monumental accounting scandals in some of the world's largest companies rocked the markets, shaking investor confidence. In addition, economic downturn and geopolitical pressures recessed industry growth. As a result, many stocks were devalued, not yet having recovered from previous years' turmoil. NetNation's stock, joining the stocks of many other solid companies, was not immune and was threatened with delisting. Nevertheless, with six years experience and strong business fundamentals, operationally, NetNation ended 2002 on course and stronger than ever before.

We pressed forward into our sixth year of operations knowing that the future and our success in it would be shaped by our disciplined style of management. We remained true to our ideolo-



Standing (L-R): Calvin Mah - CFO, Jag Gillan - COO
Seated (L-R): David Talmor - Chairman & President, Joseph Kibur - CEO

gy of competitively priced products and services to benefit our customers, while we continued to work diligently to increase operational efficiencies to maximize margins, without sacrificing our service levels. As a result, all operations were funded from generated revenues with no external financing, and we nearly doubled our year-end cash balance over the previous year. The reward from our efforts clearly showed on our improved bottom line.

Looking ahead, the nature of e-business is changing. Web hosting is entering the mainstream. Traditional businesses are progressively opening online, embracing the Internet as a practical means to sell and promote their products and services. As these businesses go online, opportunities within expanded markets lie ahead.

Our tenacity, foresight and careful planning has positioned us to better serve a growing market. We've listened to our customers, anticipated trends and assessed market forecasts. As such, our services are flexible and we are able to fulfill emerging demands for higher levels of service.

Moving ahead into our seventh year of operations, our vision is clear. We will maintain our best efforts to continue our fiscally responsible style of management. We will continue to innovate to meet the changing needs of our customers. And, we will continue to foster the development of our team to care for the success of NetNation.

Weathering the economic storm has proven an effective test of our business. We thank the entire NetNation and DomainPeople team, our customers, shareholders and friends for their continued support. As we move forward into 2003, our fundamentals are stronger than ever, reinforced by our solid customer base and the commitment of our people. It is - and it will continue to be - our primary aim to run our business efficiently to best secure its success in times to come.





David Talmor
Chairman & President

Joseph Kibur
Chief Executive Officer

4

OUR BUSINESS

Report on Operations

NetNation began by providing web hosting to small businesses in 1997. Today, we serve businesses around the world with a variety of hosting packages customized to meet their unique needs.

From the beginning, it's been our goal to give businesses the tools they need to conduct commerce on the Web. As one of the first web hosting companies and domain name registrars, we've remained true to our history by innovating products and services to meet the evolving needs of our customers - small to medium sized enterprises (SMEs).

In 2002, NetNation had registered a cumulative total of approximately 397,000 domain names and served approximately 23,000 hosting customers in over 100 countries. Forty-five percent of those customers were located in Canada, followed by 41 per cent in the United States, and 14 per cent in all other countries around the world.

Simplicity is key to attracting SMEs. Businesses need solutions tailored to their specific needs. Our customers are busy people with businesses to run. Web services must be easy to select, feature packed, extremely dependable and easy to maintain. With operational savings of up 60 per cent of the cost of an in-house hosting solution, determined by Insight Research Corporation, more businesses are choosing to outsource their web sites to web hosts such as NetNation, enabling them to shed excess IT expenditures and focus on their core competencies.

The industry is poised for growth. According to IDC, a leading research firm, industry hosting revenues are projected to reach US$16.2 billion by 2005, from nearly US$4.8 billion in 2001. An estimated 50 per cent of these projected revenues are expected to come from SMEs. In the United States alone, ebi Group, another leading research firm, estimates that there are about 5.5 million SMEs, and only 37 to 50 per cent of those already operate a web site.

Continued investment in infrastructure during 2002 further improved reliability, speed and security of our services, providing a platform for scalable deployment of new technologies and the addition of new products, the benefits of which can be passed directly to our customers.

In addition to signing some high profile customers in 2002, new product introductions marked some of the highlights for the year. NetNation's wholly owned domain registration subsidiary, DomainPeople, Inc.™, commenced registration of the new ".us" and ".name" domain extensions for both its retail and wholesale channels. NetNation also offered the ".us" domain extension to its hosting customers.

Following the success of its retail and wholesale domain registration businesses, DomainPeople added branded domain registration to its suite of reseller services. The new service allows DomainPeople's resellers to fully customize the domain registration interface and add optional branded support for end-users. Previously, resellers were able to choose

Web

Surf

Buy

Sell

Shop

Bid



from semi-brandable and bulk registration services.

In addition, NetNation added a new Referral Agent Program for resellers. The new program allows third parties to earn commission from referring NetNation hosting services. No technical or administrative support is required by the referral agent; NetNation provides all billing, provisioning, customer service and support, leaving the referral agent to simply sell. The Referral Agent Program joins NetNation's existing reseller program.

Qualified, responsive and courteous service continued to differentiate our services from our competitors in 2002. We understand that our customers' online success depends partly on our



With up to 60% savings off an in-house solution, more businesses - large and small - are choosing to outsource their web hosting to hosts like NetNation.

8



Small business to global business,
our customers need the resources
to run a professional web presence
with minimal technical knowledge.


仲見世
浅 草
手焼せんべい
18

committed service and knowledgeable technical support. Our customers are entrepreneurs and business people, not necessarily technical people. They need the resources to run a professional web presence with minimal technical knowledge. We have and will continue to strive to provide not only the technology and services, but also the 24-hour, 365 day a year customer support to make this happen.

Our commitment to service, quality products and services, and first-rate infrastructure has gained us frequent top ten ranking by independent industry evaluators.

FINANCIALS

MD&A MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion should be read in conjunction with NetNation's audited consolidated financial statements beginning on page 14 of this report, as well as NetNation's Form 10-K for the year ended December, 31 2002 as filed with the U.S. Securities and Exchange Commission. Certain statements contained in this discussion may constitute forward-looking statements, as discussed in the section entitled "Forward-Looking Statements" in the Form 10-K. NetNation's actual results could differ materially from the results anticipated in the forward-looking statements as a result of a variety of factors, including those discussed in the sections entitled "Risk Factors," "Business," and "Legal Proceedings" in the Form 10-K. Please see additional important financial and other information in the Appendix that accompanies this annual report.

OVERVIEW

NetNation is an Internet infrastructure solutions provider focused on meeting the needs of small and medium-sized enterprises ("SMEs") and individuals who are establishing a commercial or informational presence on the Internet. NetNation competes in the web hosting and domain name registration markets. Its products and services are sold worldwide, directly to customers and through value added resellers ("VARs").

NetNation began providing web hosting services in February 1997. In May 1999, NetNation was selected as an official registrar of domain names by ICANN. The accreditation allows NetNation to register top-level domain names ("TLDs") ending in .com, .net, .org, .info, .biz, and .name. NetNation, through its wholly-owned subsidiary, DomainPeople, became operational as a domain name registrar in December of 1999.

NetNation generates its revenue by providing web hosting services to SMEs and domain name registration. NetNation's web hosting customers normally pay a setup fee and regular charges, either monthly, quarterly, twice-yearly, or annually, thereafter. The Company offers a variety of hosting packages in addition to a number of value-added services and products. This enables customers to easily select and modify a solution that precisely meets their individual requirements.

NetNation generally collects its web hosting service fees in advance, and recognizes revenue over the period during which services are provided. Setup fees are amortized over the estimated period during which services will be provided, typically one to two years. Recurring service fees are amortized and recognized on a straight-line basis over the period during which services are provided. As a result, NetNation will generally have a significant amount of deferred revenue attributable to web hosting services. An increase in the number of web hosting customers will not necessarily produce corresponding increased revenues, because adding a number of customers with low service levels may not replace the revenue lost if one intensive user of NetNation's services decides to use another web hosting service provider. Web hosting expenses are largely paid currently.

NetNation's accreditation as an official registrar of domain names has enabled it to register domain names without the involvement of an intermediary. As an accredited registrar, NetNation, through DomainPeople, has assumed responsibility for ensuring that current information obtained from customers is supplied to the central registry. NetNation generally collects its domain name registration fees in advance, and recognizes revenue on a straight-line basis over the period for which the name is registered. As a result, NetNation will generally have a significant amount of deferred revenue attributable to domain name registration services. An increase in the number of domain names that NetNation registers will generally produce a corresponding increase in revenues, subject to changes in the price charged for the service. The domain name registration fee which NetNation pays to the registries for the domain names is paid in advance and is recognized as an expense over the period for which the name is registered. As a result, NetNation will generally have a significant amount of deferred expenses attributable to domain registration services.

The majority of cost of sales consists of personnel costs for the network operations center and technical support, bandwidth costs, and the costs to register domain names for the Company's customers. Domain name registration fees are included in cost of sales as they are recognized as an expense over the term of registration.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. On an ongoing basis, our management re-evaluates its estimates and judgments.

We believe the following critical accounting policies requires our most significant judgment and estimates used in the preparation of the consolidated financial statements. Deferred tax liabilities and assets are recognized for the estimated future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for loss carryforwards. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period. The deferred tax asset realized during 2002 is based on the assumption that our 2003 income will be generally comparable to our 2002 income. If our future income is substantially greater or substantially less than the income we assume, there would be a corresponding change in the actual amount of the deferred tax asset considered realizable.

Revenue from web site hosting setup fees is recognized over the estimated period the hosting services are provided to customers, which typically ranges from 1 to 2 years. In estimating the period that hosting services are to be provided to customers, our management considers our past history with our customers, the type of services we provide, and other factors that could affect the period of time a customer would be provided services. Accordingly, the estimate of the period of time that hosting services are to be provided to customers is a matter of judgment and could change in the near term based on historical experience and other factors, resulting in a material change to recorded revenue and deferred revenue for web hosting services. For example, if our experience begins to show that customers fitting a certain profile generally use our services for 4 years, and we have been estimating they will use our services for 2 years, we would increase the amortization period to 4 years, effectively reducing the setup fee revenue recognized for such customers in each of the first 2 years by 50%.

OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2002 COMPARED WITH YEAR ENDED DECEMBER 31, 2001

Revenue

NetNation's 2002 revenues were derived from Web Hosting (67%) and Domain Name Registration services (33%). As at December 31, 2002, NetNation was hosting approximately 23,000 web sites and had registered approximately 397,000 Internet domain names.

NetNation's 2002 revenue of $6,818,316 was an increase of $171,883, or 3%, over 2001 revenue. The increase in revenue was due mainly to the increase in the domain name registration segment of NetNation's business. During 2002, the number of sites hosted increased approximately 5%, from 22,000 to 23,000, but did not result in a corresponding increase in web hosting revenues as the average revenue per customer has dropped due to competitive pricing pressures.

The deferred revenue amount on the balance sheet as at December 31, 2002 includes $1,864,143 related to domain name registration and $720,975 related to web hosting services.

Cost of Sales

Cost of sales of $2,286,311 was an increase of $206,609 or 10% from 2001 and as a percentage of revenues, increased from 31% to 34%. The increase in cost of sales was due to higher domain name registration costs and personnel costs. The increase in cost of sales as a percentage of sales was due mainly to the reduced margins on domain name registration from increased price competition and the higher personnel costs. The price competition in domain name registrations is expected to continue and may reduce margins further in the future.

Sales and Marketing Expenses

Sales and marketing expenses decreased $284,625, or 20%, from 2001, and as a percentage of revenue, decreased from 21% to 16%. The decrease was mainly due to a reduction in advertising expenses of $99,344 and personnel costs of $182,381. Sales and marketing expense consists mainly of salaries, bonuses, commissions and advertising costs.

General and Administrative Expenses

General and administration expenses decreased $81,060 or 4% compared to 2001. As a percentage of sales, general and administration expenses decreased from 31% in 2001 to 29% in 2002. The improvement in general and administration expenses was due mainly to the reduction in rent expense as a result of the closure of the UK office and consolidation of the Vancouver office space. General and administrative expenses include administrative personnel costs, bad debt expense, rent, general office expenses, audit and legal costs, and investor relations expenses.

Depreciation and Amortization

Depreciation and amortization increased $50,303 or 8% compared to 2001. The increase in depreciation and amortization expense was due to the ongoing re-evaluation of the estimated useful life of our fixed assets.

Deferred Income Tax Recovery

In 2002, the Company recognized a deferred income tax recovery of $150,000 which increased the deferred tax asset to $400,000 at December 31, 2002. In 2001, the Company recognized a deferred income tax recovery of $250,000 and a corresponding deferred tax asset of the same amount. The amount of the tax recovery is based on the assumption that the Company's net earnings in 2003 will be generally comparable to the net earnings in 2002. If the Company's 2003 net earnings are substantially greater or substantially less than 2002 net earnings, a corresponding adjustment to the deferred tax asset considered realizable will be required.

YEAR ENDED DECEMBER 31, 2001 COMPARED WITH YEAR ENDED DECEMBER 31, 2000

Revenue

NetNation's 2001 revenues were derived from Web Hosting (68%) and Domain Name Registration services (32%). This compares to 74% of revenues from Web Hosting and 26% from Domain Name Registration services in 2000. As at December 31, 2001, NetNation was hosting more than 22,000 web sites and had registered approximately 300,000 Internet domain names.

NetNation's 2001 revenue of $6,646,433 was an increase of $1,634,574, or 33%, over 2000 revenue. The increase in revenue was due to the increase in the number of web sites hosted and a full year of growth in the domain name registration segment of NetNation's business. During 2001, the number of sites hosted increased approximately 37%, from 16,000 to 22,000.

The deferred revenue amount on the balance sheet as at December 31, 2001 includes $1,641,227 related to domain name registration and $748,937 related to web hosting services.

Cost of Sales
Cost of sales of $2,079,702 was an increase of $267,446 or 15% from 2000 and as a percentage of revenues, decreased from 36% to 31%. The improvement in cost of sales as a percentage of sales was due mainly to the economies of scale experienced for personnel costs.

Sales and Marketing Expenses
Sales and marketing expenses decreased $1,589,284, or 53%, from 2000, and as a percentage of revenue, decreased from 59% to 21%. The decrease was mainly due to a reduction in advertising expenses of $1,240,730 due to a more focused approach to the media and venues chosen to place advertisements. NetNation's advertising is focused in media types that are believed to best engage the attention of its target market, SMEs. Sales and marketing expense consists mainly of salaries, bonuses, commissions and advertising costs.

General and Administrative Expenses
General and administration expenses decreased $1,314,607 or 39% compared to 2000. As a percentage of sales, general and administration expenses decreased from 67% in 2000 to 31% in 2001. The improvement in general and administration expenses as a percentage of sales was due to cost control and the economies of scale for the various costs included in general and administration expenses such as administrative personnel, rent, general office expenses, legal costs, and investor relations expenses.

Depreciation and Amortization
Depreciation and amortization increased $291,505 or 85% compared to 2000. This increase was related to the significant investment in the network operation center and computer equipment during 2000.

LIQUIDITY AND CAPITAL RESOURCES
During 2002, operating activities generated net cash of $1,773,811 compared to net cash generated from operations of $1,155,973 in 2001. The main reason for the increase in cash from operations was the increase in earnings before tax generated in 2002 compared to earnings before tax generated in 2001. Cash generated from changes in working capital items also contributed to the increase in cash from operation in 2002.

During 2002, the Company purchased fixed assets totaling $121,243. Management considers this level of expenditure, on an annual basis, adequate to maintain the current level of service and to allow for moderate growth in the number of customers we service. To accommodate a higher degree of scalability from the present structure will require further additions to capital assets, possible upgrade and partial replacement of existing capital assets, and additional costs to accommodate increased bandwidth usage. The Company has implemented an infrastructure maintenance program to ensure that these issues are proactively addressed. This program, however, may result in an increased level of capital expenditure costs in the future.

As at December 31, 2002, the Company has cash and cash equivalents of $3,334,561 compared to $1,678,950 as at December 31, 2001. The increase reflects positive cash flows from operations for 2002. Based on management's current projections, the Company believes that it has adequate resources to maintain its current level of operations for the foreseeable future. The Company's management may evaluate from time to time the availability of external financing. The Company may seek additional capital to accelerate growth but there is no guarantee that capital will be available at acceptable terms or at all. While there are no commitments to make capital expenditures, management may make capital expenditures from time to time as the operations demand. Notes 8 and 12 to the consolidated financial statements summarize the material commitments and contingencies known to management.

From time to time management has evaluated whether business combinations would be in the best interest of the shareholders. Management has never received competing bona fide proposals and has never reached any definitive agreement for a business combination.

AUDITORS' REPORT

To the stockholders

We have audited the consolidated balance sheets of NetNation Communications Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with accounting principles generally accepted in the United States of America.

KPMG LLP

Chartered Accountants

Vancouver, Canada
January 31, 2003

Consolidated Balance Sheets	2002	2001
December 31, 2002 and 2001 (Expressed in United States Dollars)		
Assets		
Current assets:		
Cash and cash equivalents	$ 3,334,561	$ 1,678,950
Accounts receivable, net of allowance for doubtful accounts of $27,302 (December 31, 2001 - nil)	97,389	107,208
Prepaid expenses and deposits	216,120	245,733
Deferred expenses	623,363	557,941
Deferred tax asset (note 9)	400,000	250,000
	4,671,433	2,839,832
Deferred expenses	205,676	135,734
Fixed assets, net of accumulated depreciation of $1,772,309 (December 31, 2001 - $1,092,999) (note 4)	482,315	1,050,862
Investments (note 5)	100,000	100,000
	$ 5,459,424	$ 4,126,428
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 269,463	$ 235,880
Contingent lease payments (note 12(a))	381.254	381,254
Customer deposits	58,225	83,335
Deferred revenue	2,103,537	1,934,936
Capital lease liability (note 8)	20,338	19,183
	2,832,817	2,654,588
Deferred revenue	481,581	455,228
Capital lease liability (note 8)	3,983	24,652
Stockholders' equity:		
Share capital (note 7):		
Authorized: 50,000,000 common shares with a par value of $0.0001 each		
Issued: 15,206,002 common shares (2001 - 15,245,321)	1,521	1,525
Additional paid-in capital (note 7(b))	5,911,083	5,988,123
Deferred stock-based compensation (note 7(b))	-	(287,554)
Accumulated other comprehensive income	14,601	14,601
Deficit	(3,786,162)	(4,724,735)
	2,141,043	991,960
	$ 5,459,424	$ 4,126,428

Commitments (note 8)
Contingencies (note 12)
See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2002, 2001, 2000 (Expressed in United States Dollars)

	2002	2001	2000
Sales	$ 6,818,316	$ 6,646,433	$ 5,011,859
Cost of sales	2,286,311	2,079,702	1,812,256
Gross profit	4,532,005	4,566,731	3,199,603
Expenses			
Sales and marketing	1,104,018	1,388,643	2,977,927
General and administration	1,956,629	2,037,689	3,352,296
Write-off of advance (note 3)	-	-	500,000
Depreciation and amortization	682,785	632,482	340,977
	3,743,432	4,058,814	7,171,200
Net earnings (loss) before income taxes	788,573	507,917	(3,971,597)
Deferred income tax recovery	150,000	250,000	-
Net earnings (loss) for the year	$ 938,573	$757,917	$ (3,971,597)
Earnings (loss) per share, basic and diluted	$ 0.06	$ 0.05	$ (0.26)
Weighted average shares used in computing earnings (loss) per share, basic	15,218,131	15,246,145	15,316,804
Weighted average shares used in computing earnings (loss) per share, diluted	15,218,131	15,306,107	15,316,804

See accompanying notes to financial statements.

Consolidated Statement of Stockholders' Equity

(Expressed in United States Dollars)	Shares	Amount $	Additional paid-in capital $	Deferred stock-based compensation $	Accumulated other comprehensive income $	Deficit $	Total $
Balance, December 31, 1999	14,607,000	1,461	2,339,471	(1,015,466)	14,601	(1,511,055)	(170,988)
Conversion of debentures to common stock	550,000	55	1,099,945	-	-	-	1,100,000
Cash proceeds from private placement of common stock, net of offering costs	250,000	25	2,348,437	-	-	-	2,348,462
Deferred stock-based compensation	-	-	(12,829)	12,829	-	-	-
Amortization of deferred stock-based compensation	-	-	-	432,785	-	-	432,785
Issuance of common stock to settle share issue costs	5,000	1	49,999	-	-	-	50,000
Issuance of common stock for cash	48,000	4	97,356	(96,880)	-	-	480
Common shares to be issued	5,000	1	49,999	-	-	-	50,000
Cancellation of common stock	(149,679)	(15)	(1,482)	-	-	-	(1,497)
Loss for the year	-	-	-	-	-	(3,971,597)	(3,971,597)
Balance, December 31, 2000	15,315,321	1,532	5,970,896	(666,732)	14,601	(5,482,652)	(162,355)
Amortization of deferred stock-based compensation	-	-	-	379,178	-	-	379,178
Issuance of common stock for cash on exercise of stock options	8,000	1	17,999	-	-	-	18,000
Cancellation of common stock	(78,000)	(8)	(772)	-	-	-	(780)
Net earnings for the year	-	-	-	-	-	757,917	757,917
Balance, December 31, 2001	15,245,321	1,525	5,988,123	(287,554)	14,601	(4,724,735)	991,960
Amortization of deferred stock-based compensation	-	-	-	192,733	-	-	192,733
Issuance of common stock for cash on exercise of stock options	8,000	1	18,249	-	-	-	18,250
Issuance of common stock for cash	10,500	1	104	-	-	-	105
Cancellation of common stock	(57,819)	(6)	(95,393)	94,821	-	-	(578)
Net earnings for the year	-	-	-	-	-	938,573	938,573
Balance, December 31, 2002	15,206,002	1,521	5,911,083	-	14,601	(3,786,162)	2,141,043

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001, 2000 (Expressed in United States Dollars)

	2002	2001	2000
Cash provided by (used in):			
Net earnings (loss) for the year	$ 938,573	$ 757,917	$ (3,971,597)
Items not involving cash:			
Depreciation and amortization	682,785	632,482	340,977
Deferred income tax recovery	(150,000)	(250,000)	-
Value assigned to shares issued in settlement of share issue costs	-	-	50,000
Value assigned to shares to be issued for settlement of share issue costs	-	-	50,000
Employee stock-based compensation	192,733	379,178	432,785
Loss on disposal of fixed assets	2,225	2,867	78,777
Write-off of advance (note 3)	-	-	500,000
Changes in non-cash operating working capital:			
Accounts receivable	9,819	(74,000)	(22,247)
Prepaid expenses and deposits	29,613	(113,854)	(68,671)
Deferred expenses	(135,364)	(27,631)	(666,044)
Accounts payable and accrued liabilities	33,583	(357,639)	404,372
Contingent lease payments	-	-	381,254
Customer deposits	(25,110)	18,818	64,517
Deferred revenue	194,954	187,835	1,802,322
Net cash provided by (used in) operating activities	1,773,811	1,155,973	(623,555)
Investments:			
Advance to ADN (note 3)	-	-	(500,000)
Purchase of fixed assets	(121,243)	(238,978)	(1,414,787)
Purchase of investments	-	-	(100,000)
Proceeds on disposal of fixed assets	4,780	3,720	-
Net cash used in investing activities	(116,463)	(235,258)	(2,014,787)
Financing:			
Lease financing	(19,514)	(7,730)	51,565
Issue of share capital, net of share issue costs	18,355	18,000	2,348,942
Repurchase and cancellation of shares	(578)	(780)	(1,497)
Net cash provided by (used in) financing activities	(1,737)	9,490	2,399,010
Increase (decrease) in cash and cash equivalents	1,655,611	930,205	(239,332)
Cash and cash equivalents, beginning of year	1,678,950	748,745	988,077
Cash and cash equivalents, end of year	3,334,561	1,678,950	748,745
Supplementary information:			
Cash paid for:			
Interest	$ 6,263	$ 6,830	$ 2,350
Income taxes	-	-	-
Non-cash transactions:			
Shares issued to third parties for services	-	-	100,000
Conversion of debentures to common stock	-	-	1,100,000

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)
Years ended December 31, 2002, 2001, and 2000

1. Description of business:
NetNation Communications Inc. (the "Company") was incorporated on May 7, 1998 under the laws of the State of Delaware as Collectibles Entertainment Inc. ("Collectibles").

On April 7, 1999, Collectibles acquired all of the outstanding common shares of NetNation Communications Inc. ("NetNation Canada"). After the transaction, the former shareholders of NetNation Canada controlled Collectibles. As Collectibles was inactive at the time of the transaction, this issuance was accounted for as a capital transaction of NetNation Canada, effectively as if NetNation Canada issued common shares to acquire the net monetary assets of Collectibles followed by a recapitalization. Subsequent to the transaction, Collectibles changed its name to NetNation Communications Inc.

On November 24, 1999, DomainPeople Inc. ("DomainPeople"), a wholly-owned subsidiary of NetNation, was incorporated under the laws of the State of Delaware and was formed to offer domain name registration and related services. DomainPeople is accredited by the Internet Corporation for Assigned Names and Numbers, the regulatory body charged with administering accreditation, as a registrar for top-level domain names.

The Company's principal business activities are the provision of web site hosting, domain name registration, and related services to small and medium sized businesses.

2. Significant accounting policies:
(a) Basis of presentation:
These consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, NetNation Communications Inc., NetNation Communications (UK) Inc. (up to November 2001 when the company was discontinued), NetNation Communications (USA) Inc., and DomainPeople Inc. All material intercompany balances and transactions have been eliminated.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Cash and cash equivalents:
Cash and cash equivalents include highly liquid investments, such as term deposits, having terms to maturity of three months or less when acquired and are readily convertible to contracted amounts of cash.

(c) Fixed assets:
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed annually as follows:

Assets	Basis	Rate
Computer hardware	straight-line	3 years
Computer software	straight-line	3 years
Furniture	straight-line	5 years
Office equipment	straight-line	4 years
Leasehold improvements	straight-line	lease term

The Company performs reviews for the impairment of fixed assets whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when estimates of undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. When such a difference arises, the impairment loss is calculated as the excess of the carrying value over the asset's fair value. No such impairment losses have been identified by the Company for the years ended December 31, 2002, 2001, and 2000.

(d) Investments:
The Company has an investment in a non-publicly traded company in which it has a 2% interest (note 5) and in which it does not exercise significant influence. This investment is carried at cost. The Company monitors this investment for impairment, and recognizes an impairment loss if the decline in value below its carrying value is determined to be other than temporary.

(e) Advertising costs:
Advertising costs are expensed as incurred and totaled $411,106, $509,685, and $1,750,415 during the years ended December 31, 2002, 2001, and 2000, respectively.

(f) Revenue recognition:
Revenue is recognized as web site hosting, domain name and related services are provided. Revenue from web site hosting setup fees is recognized over the estimated period the hosting services are provided to customers,

which typically ranges from 1 to 2 years. Domain name registration and maintenance revenue is recognized ratably over the contract term which is between one and ten years. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

In December 1999, the SEC issued Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"). SAB 101 and related material indicates that the fair value of initial setup fees should be recognized over the estimated period of service. The Company's contracts generally include such fees. The Company has determined the impact of SAB 101 and the resulting cumulative adjustment of $597,950 has been recorded in the Company's financial statements in 2000. Substantially all of this adjustment has been recognized as revenue by the Company in 2001.

(g) Deferred expenses:
The cost of acquiring domain names is deferred and amortized in conjunction with the recognition of domain name registration and maintenance revenue.

(h) Stock-based compensation:
The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for awards of common stock granted to employees and directors. Deferred stock-based compensation is recorded at the measurement date, which is generally the date of grant, when the market value of the underlying common stock exceeds the exercise price for stock options or the purchase price for the shares of common stock. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

Non-employee options are accounted for under SFAS 123 and recognized at the fair value of the options as determined by an option pricing model as the related services are provided and the options are earned.

(i) Fair value of financial instruments:
Carrying values of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, capital lease liability and accrued liabilities approximate fair value due to their short terms to maturity.

(j) Use of estimates and assumptions:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the estimate of the realizability of the deferred income tax asset, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the period then ended. Actual results may differ from these estimates.

(k) Translation of foreign currencies:
The Company's functional and reporting currency is the United States dollar. Transactions undertaken in a currency other than the United States dollar are remeasured into United States dollars using exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at each balance sheet date at the exchange rate prevailing at the balance sheet date. Gains and losses arising on remeasurement or settlement of foreign currency denominated transactions or balances are included in the determination of income.

Monetary assets and liabilities of integrated subsidiaries are translated into United States dollars at the exchange rates in effect at the balance sheet date and non-monetary items are translated at the exchange rates in effect on transaction dates. Revenue and expense items, except amortization, are translated at average exchange rates for the period, and amortization is translated at the same exchange rate as the asset to which it relates. Exchange gains and losses resulting from the translation of the accounts of integrated subsidiaries are recognized in earnings.

(l) Income taxes:
The Company provides for income taxes under the asset and liability method. Deferred tax liabilities and assets are recognized for the estimated future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is recognized.

(m) Comprehensive earnings (loss):
The Company reports comprehensive earnings (loss), which includes net earnings as well as changes in equity from other non-owner sources, specifically the foreign currency translation adjustment. For all years presented, comprehensive earnings (loss) is the same as net earnings (loss).

(n) Net earnings and loss per share:
Net earnings and loss per share is calculated in accordance with SFAS No. 128, "Earnings per Share." Under SFAS No. 128, basic net earnings or loss per share is computed by dividing net earnings (loss) by the weighted-average number of outstanding shares of common stock, excluding common stock subject to repurchase. Diluted net earnings or loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common shares from options and warrants to purchase common stock and common stock subject to repurchase using the treasury stock method, and from convertible securities using the as-if converted basis.

(o) Recent accounting pronouncements:

(i) In June 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations." This standard established accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. The adoption of this standard on January 1, 2003 is not expected to have a material impact on the Company's financial position, cash flows or results of operations.

(ii) In April 2002, the FASB issued SFAS 145 "Rescission of SFAS 4, 44 and 64, Amendment of SFAS 13 and Technical Corrections." This standard rescinds SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The standard also amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The adoption of this standard will have no impact on the Company's financial position, cash flows or results of operations.

(iii) In July 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities." This standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference is that SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus on the date of an entity's commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The adoption of this standard on January 1, 2003, is not expected to have a material impact on the Company's financial position, cash flows or results of operations.

(iv) In November 2002, the EITF reached a consensus on Issue 00-21,"Multiple Element Arrangements." This issue addresses how to account for arrangements that may involve the delivery or performance of multiple products, services and/or rights to use assets. The guidance can affect the timing of revenue recognition for such arrangements. The final consensus will be applicable to agreements entered into after June 15, 2003. The Company does not expect this issue to have a material impact on its financial position, cash flows or results of operations.

(p) Comparative figures:
Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3. Write-off of advance:
In 2000, the Company made an unsuccessful attempt to acquire American Digital Network ("ADN"), a company involved in the web-hosting, ISP, and internet services industry. As part of the planned acquisition, NetNation advanced to ADN a total of $500,000, and received as security the intellectual property rights to the eStoreManager software. The acquisition was terminated and NetNation has not been able to recover its advanced funds, and has taken possession of the eStoreManager software. If ADN is unable to repay the advances, NetNation will retain the full rights to the eStoreManager software. To date, ADN has not exercised its option to repurchase the software.

As the Company does not expect to recover the amount advanced to ADN, nor does it expect to make commercial use of the intellectual property rights acquired, the Company has written off the amount advanced to ADN.

4. Fixed assets:

Fixed assets 2002	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,880,047	$ 1,500,811	$ 379,236
Computer software	115,184	97,858	17,326
Furniture	71,595	49,551	22,044
Office equipment	168,795	112,970	55,825
Leasehold improvements	19,003	11,119	7,884
	$ 2,254,624	$ 1,772,309	$ 482,315

Fixed assets 2001	Cost	Accumulated depreciation	Net book value
Computer hardware	$ 1,778,528	$ 928,877	$ 849,651
Computer software	113,918	49,787	64,131
Furniture	69,854	39,960	29,894
Office equipment	167,664	69,651	98,013
Leasehold improvements	13,897	4,724	9,173
	$ 2,143,861	$ 1.092,999	$ 1,050,862

5. Investments:

In 2000, the Company, through its wholly-owned subsidiary, DomainPeople, Inc., made a 5% minority interest investment in Afilias, LLC ("Afilias"), through the purchase of 100 Class A Units representing a 5% voting interest. Afilias is a company formed for the purpose of bidding for, developing, financing, marketing, owning and operating a registry to register and maintain Internet top-level domain names and has obtained the exclusive rights to register and maintain the .info and .org top-level domain names. NetNation does not have significant influence over Afilias, and therefore has accounted for the investment using the cost method. Since the original investment in Afilias was made, DomainPeople's ownership percentage has been diluted to 2% as at December 31, 2002 as it has not made further investments. The carrying value of the investment at December 31, 2002 is $100,000.

6. Debentures payable:

As a condition of a capital transaction in a prior year, the Company raised $1,100,000 through the sale of two $550,000 Series A Convertible Debentures. Each debenture was convertible into 275,000 shares of common stock of the Company at a rate of $2.00 per share which was not less than the market price of the Company's common stock on the arrangement date. The debentures were non-interest bearing. On February 18, 2000, the holders of the convertible debentures exercised their option to convert the debentures into common shares of the Company.

7. Share capital:

(a) Private placement:

On March 3, 2000, the Company finalized an agreement to issue 250,000 common shares at $10 per share for gross cash proceeds of $2,500,000. The Company also issued warrants entitling the investors to purchase one additional share for every two shares owned. The warrants are exercisable during a two-year period at $12 per additional share purchased and expired unexercised in 2002.

(b) Stock option compensation plan:

On January 3, 2000, the Company's Board of Directors approved the adoption of a stock option compensation plan. The plan provides for the issuance of both incentive and non-qualified stock options, at the Board of Directors' discretion, to key employees, directors and consultants. The Company's policy is to grant options with a purchase price equivalent to market value at the time of the grant. 2,000,000 shares have been reserved for issuance under the plan. Except where noted below, the options vest over a three year period and expire 30 days after each vesting, subject to change under management's discretion.

Effective January 3, 2000, the Company granted 564,000 options at $4.63 per share under the stock option compensation plan. Effective January 20, 2000, the Company granted 24,000 options at $7.69 per share under the stock option compensation plan. Effective May 24, 2000, the Company granted 144,000 options at $4.13 per share under the stock option compensation plan. Effective June 26, 2000, the Company granted 24,000 options at $3.63 per share under the stock option compensation plan. Effective November 16, 2000, the Company granted 270,000 options at $2.31 per share under the stock option compensation plan.

Effective January 8, 2001, the Company granted 234,000 options at $2.25 per share under the stock option compensation plan. These options expire 18 months after each vesting, subject to change under management's discretion. Of these options, 114,000 vested immediately on the date of grant.

Effective February 13, 2001, the Company granted 36,000 options at $2.13 per share under the stock option compensation plan. These options expire 18 months after each vesting, subject to change under management's discretion.

Effective July 9, 2001, the Company granted 94,000 options at $2.25 per share under the stock option compensation plan. These options expire 18 months after each vesting, subject to change under management's discretion.

Effective August 23, 2001, the Company extended the exercise period on the options granted November 16,

2000. These options now expire 18 months after each vesting, subject to change under management's discretion. The modification of the grant did not result in additional compensation expense.

As at December 31, 2002, 159,000 options granted under the stock option compensation plan were exercisable.

(i) A summary of the Company's stock option activity is as follows:

	Number of common shares	Weighted average exercise price
Outstanding, December 31, 1999 and 1998	-	$ -
Granted	1,026,000	4.00
Cancelled	(306,000)	4.55
Outstanding, December 31, 2000	720,000	$ 3.76
Granted	328,000	2.25
Granted	36,000	2.13
Expired	(122,000)	4.63
Expired	(4,000)	7.69
Expired	(24,000)	4.13
Cancelled	(46,000)	2.25
Cancelled	(84,000)	2.31
Cancelled	(64,000)	4.63
Cancelled	(8,000)	7.69
Exercised	(8,000)	2.25
Outstanding, December 31, 2001	724,000	2.98
Cancelled	(35,000)	2.25
Cancelled	(24,000)	2.31
Cancelled	(8,000)	4.63
Expired	(100,000)	2.25
Expired	(24,000)	4.13
Expired	(88,000)	4.63
Exercised	(4,000)	2.25
Exercised	(4,000)	2.31
Outstanding, December 31, 2002	437,000	$ 2.82

The options outstanding at December 31, 2002 expire between February 1, 2003 and January 9, 2006.

(ii) Additional information regarding options outstanding as at December 31, 2002 is as follows:

	Options outstanding			Options exercisable	
Exercise prices	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares	Weighted average exercise price
$ 2.13	36,000	1.62	$ 2.13	12,000	$ 2.13
$ 2.25	57,000	1.52	2.25	17,000	2.25
$ 2.25	78,000	2.02	2.25	26,000	2.25
$ 2.31	158,000	1.38	2.31	104,000	2.31
$ 4.13	24,000	0.48	4.13	-	-
$ 4.63	84,000	0.09	4.63	-	-
	437,000	1.23	$ 2.82	159,000	$ 2.28

(iii) Stock-based compensation:

With respect to the stock options granted and stock issued to the employees, the Company recorded total stock-based compensation expense of $192,733 during the year ended December 31, 2002 (2001 - $379,178; 2000 - $432,785).

Pursuant to SFAS No. 123, the Company is required to disclose the proforma effects on net earnings (loss) and net earnings (loss) per share as if the Company had elected to use the fair value approach to account for its employee stock-based compensation plans. If this approach had been applied, the Company's net earnings (loss) per share would have been as indicated below:

Years ended December 31,	2002	2001	2000
Net earnings (loss) for the year:			
As reported	$ 938,573	$ 757,917	$ (3,971,597)
Proforma	737,618	242,573	(5,272,830)
Basic and diluted earnings (loss) per share:			
As reported	$ 0.06	$ 0.05	$ (0.26)
Proforma	0.05	0.02	(0.34)

The fair value for the options was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

		Options		
	Weighted Average Grant Date Fair Value	Interest rate	Term	Volatility
Year ended December 31:				
2001	$ 1.83	4.95%	3 years	151%
2000	$ 2.97	5.66%	3 years	137%

No options were granted during the year ended December 31, 2002.

8. Commitments and capital lease liability:

The Company leases its Vancouver, Canada premises under an operating lease agreement which expires April 30, 2003 and may be renewed for a term of one additional year and a term of three additional years, at the Company's option. The rent expense, including operating expenses, under this lease for the years ended December 31, 2000, 2001, and 2002, totaled $297,148, $312,251 and $245,174, respectively. In 2000, $73,797 was incurred on the San Diego lease, which was held for six months of the year. The Company also leases certain fixed assets under capital leases, which expire at various dates through 2004.

The Company is committed to operating lease payments for rent in 2003 of approximately $36,000.

Future minimum commitments under non-cancelable capital leases at December 31, 2002 are as follows:

	Capital leases
2003	$ 22,456
2004	4,528
Total lease payments	$ 26,984
Amount representing interest	2,663
Present value of capital lease obligations	24,321
Current portion	20,338
	$ 3,983

Computer hardware capitalized under non-cancelable capital leases amounted to $75,522 as at December 31, 2002 and 2001, respectively. Accumulated depreciation related to these capitalized assets amounted to $51,131 and $25,957 as at December 31, 2002 and 2001, respectively.

9. Income taxes:

Income taxes attributable to net earnings (loss) in these financial statements differ from amounts computed by applying the U.S. federal rate of 34% (2001 - 34%, 2000 - 34%) as follows:

Years ended December 31,	2002	2001	2000
Net earnings (loss) before income taxes	$ 788,573	$ 507,917	$ (3,971,597)
Expected tax expense (recovery)	$ 268,115	$ 172,692	$ (1,350,343)
Tax effect of:			
Earnings (loss) of foreign subsidiary taxed at higher rate	36,232	29,338	(138,459)
Permanent and other differences	140,653	638,970	(45,198)
Change in valuation allowance	(595,000)	(1,091,000)	1,534,000
	$ (150,000)	$ (250,000)	$ -

Significant components of the Company's deferred tax assets at December 31, 2002 and 2001 are as follows:

	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	$ 433,000	$625,000
Fixed assets	247,000	481,000
Deferred revenue	158,000	87,000
Contingent lease payments	94,000	94,000
Share issuance costs	-	24,000
Gross deferred tax assets	932,000	1,311,000
Valuation allowance	(462,000)	(1,057,000)
Total deferred tax assets	470,000	254,000
Deferred tax liability:		
Deferred expenses	(70,000)	(4,000)
Deferred tax asset	$ 400,000	$ 250,000

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of the deferred tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

The valuation allowance for deferred tax assets as of January 1, 2002 was $1,057,000. The net change in the total valuation allowance for the year ended December 31, 2002 was a decrease of $595,000.

As of December 31, 2002, the Company has Canadian tax loss carryforwards of approximately $791,000 available to reduce the future years' income for tax purposes. These carryforward losses expire in 2006 to 2007.

As of December 31, 2002, the Company has U.S. tax loss carryforwards of approximately $352,000 available to reduce the future years' income for tax purposes. These carryforward losses expire in 2020.

10. Segmented information:

The Company operates primarily two business segments consisting of web site hosting and domain name registration. These business segments have been segregated based on how management organizes the segments within the business for making operating decisions and assessing performance. The accounting policies of the business segments are the same as those described in the summary of significant accounting policies.

The Company's revenues are generated from the following business segments:

Years ended December 31,	2002	2001	2000
Web Hosting	$ 4,557,347	$ 4,530,923	$ 3,721,519
Domain name registration	2,260,969	2,115,510	1,290,340
Total	$ 6,818,316	$ 6,646,433	$ 5,011,859

The Company's gross profits are generated from the following business segments:

Years ended December 31,	2002	2001	2000
Web Hosting	$ 3,368,763	$ 3,283,357	$ 2,478,708
Domain name registration	1,163,242	1,283,374	720,895
Total	$ 4,532,005	$ 4,566,731	$ 3,199,603

The Company's revenues are generated from the following geographic segments:

Years ended December 31,	2002	2001	2000
United States	$ 2,744,106	$ 2,849,867	$ 2,538,673
Canada	2,940,240	2,387,953	1,427,849
Other	1,133,970	1,408,613	1,045,337
Total	$ 6,818,316	$ 6,646,433	$ 5,011,859

Revenues from external customers are attributed based on the customer's country of domicile.

All of the Company's assets were located in Canada as at December 31, 2002. The Company does not allocate assets to business segments.

11. Financial instruments:

(a) Credit risk:

The majority of the Company's sales is prepaid and to a large number of customers. Consequently, the exposure to concentrations of credit risks relating to individual customers is limited.

(b) Currency risk:

Significant amounts of the Company's expenditures are denominated in the Canadian dollar. Fluctuations in the exchange rates between Canadian and United States dollars could have a material effect on the Company's business, financial condition, and results of operations. The Company has not entered into foreign currency contracts or other instruments to mitigate this risk.

(c) Fair value:

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities, and the capital lease liability. It is management's opinion that the Company is not exposed to significant interest or currency risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12. Contingencies:

(a) As at December 1, 2000, the Company discontinued lease payments on the San Diego premises due to a number of circumstances. To date, the landlord has not commenced legal action against the Company. Should the landlord commence legal action against the Company, the outcome of the proceedings is unknown. The remaining lease payments of $381,254 are accrued in the consolidated financial statements as at December 31, 2002 and 2001, and a gain will be recognized in the event of a favorable outcome.

(b) The distribution process for .biz domain names has been the subject of litigation in the Los Angeles Superior Court in the State of California. A lawsuit has been brought against NeuLevel, Inc., the .biz registry, the Internet Corporation for Assigned Names and Numbers, and most of the .biz-accredited registrars, including DomainPeople, Inc., a wholly-owned subsidiary of the Company. This lawsuit alleges among other things, that the method for assigning domain names during the start-up period for registration of .biz domain names constituted an illegal lottery under California law. The lawsuit seeks a refund of the fees paid to the defendants, additional damages, costs, attorney fees, and an injunction to stop the pre-registrations. NeuLevel, Inc. has subsequently changed its distribution process in response to this litigation. At this time, DomainPeople, Inc. has not been formally served with notice of the legal proceedings and the outcome of the proceedings and the amount of potential damages to DomainPeople Inc. is unknown and the Company has not accrued any amount in respect of this lawsuit in the financial statements. However, should the plaintiff prevail in its claim, the Company may be required to pay damages which could have a material effect on the Company's operating results.

In December, 2002 a settlement of the suit was proposed whereby NeuLevel, Inc. would refund any remaining pre-registration fees not previously refunded and pay plaintiffs attorney's fees of up to $1,175,000. A hearing to consider the proposed settlement is scheduled for March 17, 2003 in the Superior Court of California for the County of Los Angeles. It is not known what the effect, if any, of the settlement, if approved, will be to DomainPeople, Inc.

NETNATION COMMUNICATIONS, INC.

SUITE 1410, 555 WEST HASTINGS STREET,
VANCOUVER, BRITISH COLUMBIA
CANADA, V6B 4N6

May 20, 2003

Dear Stockholder:

You are cordially invited to attend the 2003 Annual Meeting of Stockholders of NetNation Communications, Inc. to be held at 10:00 a.m. Pacific Daylight Time on Thursday, June 12, 2003, at the Simon Fraser Harbour Centre, Suite 1410 B, 515 West Hastings, Vancouver, British Columbia, Canada, V6B 5K3.

As described in the accompanying Notice and Proxy Statement, at the Annual Meeting our stockholders will have the opportunity to cast their vote with respect (i) to electing of directors on our board of directors, (ii) to ratification of the selection and appointment of KPMG LLP, Chartered Accountants, as the independent auditor for the Company for the year ending December 31, 2003, and (iii) to authorizing our board of directors to amend, at its discretion, our certificate of incorporation to effect a one-for-two and one half (1:2.5) reverse stock split of our outstanding common stock, without further approval of stockholders, upon a determination by our board of directors that a reverse stock split is in the best interests of our company and stockholders. Our board of directors recommends that you vote in favor of each of the proposals.

Your vote is important. Whether or not you plan to attend the Annual Meeting, please mark, sign, date and return your proxy card in the enclosed postage-paid envelope as soon as possible. Your stock will be voted in accordance with the instructions you have given. You may attend the Annual Meeting and vote in person even if you have previously voted by proxy.

Sincerely,

/s/ Joseph Kibur

Joseph Kibur,
Chief Executive Officer

NETNATION COMMUNICATIONS, INC.
Suite 1410, 555 West Hastings Street, Vancouver, British Columbia, Canada, V6B 4N6

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AT 10:00 A.M. ON JUNE 12, 2003

The 2003 Annual Meeting of Stockholders of NetNation Communications, Inc. will be held at 10:00 a.m. Pacific Daylight Time on Thursday, June 12, 2003, at the Simon Fraser Harbour Centre, Suite 1410 B, 515 West Hastings, in Vancouver, British Columbia, Canada, for the following purposes, as more fully described in the accompanying Proxy Statement:

1. To elect five directors to serve until the next Annual Meeting of Stockholders and until their respective successors are elected and qualified;

2. To ratify the selection and appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the year ending December 31, 2003;

3. To authorize our board of directors to amend, at its discretion, our certificate of incorporation by adopting a proposed amendment to effect a one-for-two and one half (1:2.5) reverse stock split, of all the issued and outstanding shares of our common stock, par value $0.0001 per share, without further approval of stockholders, upon a determination by our board of directors that a reverse stock split is in the best interests of the company and the stockholders; and

4. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Our board of directors has fixed May 1, 2003 as the record date for determining stockholders entitled to receive notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. Only stockholders of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting. A complete list of stockholders entitled to vote will be available for inspection at our offices in Vancouver, British Columbia at Suite 1410, 555 West Hastings Street, Vancouver, British Columbia, Canada, V6B 4N6 for a period of ten days prior to the meeting.

All stockholders are invited to attend the Annual Meeting in person, but even if you expect to be present at the Annual Meeting, you are requested to mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-paid envelope provided to ensure your representation. If you send your proxy card, you will still be able to change your vote or otherwise vote your shares in person at the meeting if you wish.

By Order of the Board of Directors,

/s/ David Talmor

David Talmor
Chairman of the Board and President

Vancouver, British Columbia
May 20, 2003

NETNATION COMMUNICATIONS, INC.
Suite 1410, 555 West Hastings Street, Vancouver, British Columbia, Canada, V6B 4N6

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 12, 2003

GENERAL

This Proxy Statement is furnished in connection with the solicitation of the accompanying proxy by and on behalf of the board of directors of NetNation Communications, Inc., a Delaware corporation ("NetNation", the "Company", "we", "our", or "us"), for use at the Annual Meeting of Stockholders of the Company to be held at 10:00 a.m. Pacific Daylight Time on Thursday, June 12, 2003, at the Simon Fraser Harbour Centre, Suite 1410 B, 515 West Hastings, Vancouver, British Columbia, Canada, V6B 5K3 and at any adjournments or postponements thereof. These materials were first mailed on or about May 22, 2003, to all stockholders entitled to vote at the Annual Meeting.

Our principal executive offices are located at Suite 1410 – 555 West Hastings Street, Vancouver, BC, Canada, V6B 4N6.

We will pay all costs of solicitation, including the costs of preparing, assembling, printing and mailing this Proxy Statement, the Proxy Card and any additional information furnished to Members. No additional compensation will be paid to directors, officers or other regular employees for their services in connection with this proxy solicitation.

PURPOSE OF THE MEETING

At the Annual Meeting, the holders of our common stock will consider and vote on (i) the election of five (5) directors to serve until the 2004 Annual Meeting of Stockholders and until their respective successors are elected and qualified, (ii) the ratification of our board of director's selection and appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the fiscal year ending December 31, 2003, (iii) the authorization of a possible amendment to our certificate of incorporation to effect a one-for-two and one half (1:2.5) reverse stock split, and (iv) any other matters as may properly come before the stockholders. Our management will also provide a report on the Company's performance during fiscal year ended December 31, 2002.

PROXIES AND VOTING PROCEDURES

Record Date

Only holders of our voting common stock, par value $0.0001 per share, of record as of the close of business on May 1, 2003, the record date for the Annual Meeting, are entitled to notice of, and to vote at, the Annual Meeting or any postponements or adjournments of the meeting. Each share of common stock is entitled to one vote at the Annual Meeting. Our common stock is listed on the Nasdaq SmallCap Market under the symbol "NNCI." As of the record date, we had 15,206,002 shares of common stock issued and outstanding.

Required Vote

The nominees for election to our board of directors shall be elected by a plurality of the votes of common stock of record present in person or represented by proxy and entitled to vote. The ratification of the selection and appointment of KPMG LLP, Chartered Accountants, as our independent auditors for the year ending December 31, 2003, will require more votes for than against the ratification by shares of common stock of record present in person or represented by proxy and entitled to vote. The authorization of the Amendment to our certificate of incorporation to effect a reverse stock split requires the affirmative vote of the holders of a majority of the votes entitled to be cast by the shares of NetNation common stock outstanding.

Quorum

A majority of the outstanding shares of our common stock present in person or represented by proxy constitutes a quorum for the transaction of business at the Annual Meeting. Broker non-votes occur when a person holding shares through a bank or brokerage account does not provide instructions as to how his or her shares should be voted and the broker does not exercise discretion to vote those shares on a particular matter. Abstentions and broker non-votes will be included in determining the presence of a quorum at the Annual Meeting. However, an abstention or broker non-vote will not have any effect on the outcome for the election of directors.

Attendance and Voting at the Annual Meeting

If you own shares of record, you may attend the Annual Meeting and vote in person, regardless of whether you have previously voted on a Proxy Card. If you own shares through a bank or brokerage firm account, you may attend the Annual Meeting, but in order to vote your shares at the meeting, you must obtain a "legal proxy" from the bank or brokerage firm that holds your shares. You should contact your account representative to learn how to obtain a "legal proxy". We encourage you to vote your shares in advance of the Annual Meeting date by one of the methods described below, even if you plan on attending the Annual Meeting. You may change or revoke your proxy at the Annual Meeting as described below even if you have already voted.

The manner in which your shares may be voted by proxy depends on how your shares are held. If you own shares of record, meaning that your shares of common stock are represented by certificates or book entries in your name so that you appear as a stockholder on the records of our stock transfer agent, Signature Stock Transfer Inc., a Proxy Card for voting those shares will be included with this Proxy Statement. You may vote those shares by completing, signing and returning the Proxy Card in the enclosed postage-paid envelope before the close of business on June 11, 2003.

Shares for which Proxy Cards are properly executed and returned will be voted at the Annual Meeting in accordance with the directions noted thereon or, in the absence of directions, will be voted "FOR" the election of each of the nominees to the board of directors named on the following page, "FOR" the ratification of the selection and appointment of KPMG LLP, Chartered Accountants, to serve as our independent auditors for the year ending December 31, 2003, and "FOR" the authorization of our board of directors to amend our certificate of incorporation to effect, in its discretion, a reverse stock split. It is not expected that any matters other than those referred to in this Proxy Statement will be brought before the Annual Meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their discretion with respect to such matters.

If you own shares through a bank or brokerage firm account, you may instead receive a voting instruction form with this proxy statement, which you may use to instruct how your shares should be voted. Just as with a proxy, you may vote those shares by completing, signing and returning the voting instruction form in the enclosed envelope. Many banks and brokerage firms have arranged for Internet or telephonic voting of shares and provide instructions for using those services on the voting instruction form. If your bank or brokerage firm uses ADP Investor Communication Services, you may vote your shares via the Internet at www.proxyvote.com or by calling the toll-free number on your voting instruction form.

Revocability of Proxies

If you are unable to attend the Annual Meeting in person, we urge you to vote by proxy. You may revoke your proxy at any time before the Annual Meeting or by attending the Annual Meeting and voting in person. If you wish to revoke your proxy, please send a written statement to the Secretary of NetNation, Jag Gillan, or send another properly executed Proxy Card dated as of a later date to be delivered at or prior to the Annual Meeting. All revocations or new proxies must be delivered no later than June 11, 2003 to NetNation's corporate offices located at Suite 1410 – 555 West Hastings Street, Vancouver, BC, Canada, V6B 4N6. Any stockholder holding shares through a bank or brokerage firm may revoke a previously granted proxy or change previously given voting instructions by contacting the bank or brokerage firm, or by obtaining a "legal proxy" from the bank or brokerage firm and voting at the Annual Meeting.

PROPOSAL 1
ELECTION OF DIRECTORS

Our board of directors has proposed that the following five nominees be elected at the Annual Meeting, each of whom will hold office until the 2004 annual meeting of stockholders and until his or her successor shall have been elected and qualified: David Talmor, Joseph Kibur, Ernest Cheung, Anil Wirasekara and Jag Gillan. Unless otherwise instructed, it is the intention of the persons named as proxies on the accompanying Proxy Card to vote shares represented by properly executed proxies for the election of such nominees. Although our board of directors anticipates that the five nominees will be available to serve as directors of NetNation, if any of them should be unwilling or unable to serve, it is intended that the proxies will be voted for the election of such substitute nominee or nominees as may be designated by the board of directors.

NOMINEES FOR THE BOARD OF DIRECTORS

Biographical information regarding each of the nominees for the board of directors is set forth below:

DAVID TALMOR is Chairman of the Board, President and Co-Founder of NetNation Communications, Inc., Delaware, U.S.A. In addition, Mr. Talmor is President, Co-Founder and a Director of DomainPeople, Inc., NetNation's wholly-owned domain registration subsidiary, where he also served as secretary of the Company from November 1999 until February 2000. Mr. Talmor was appointed Chairman of the Board, President, Chief Executive Officer and Secretary of NetNation Communications, Inc. in April 1999. He served as Chief Executive Officer and Secretary of NetNation until January 2000 and February 2000 respectively. From March 1997 to April 1999, Mr. Talmor served as Director, Chief Executive Officer and President of the Canadian subsidiary of NetNation Communications, Inc. Mr. Talmor has over 18 years of business experience, both in financial and business administration roles, as well as experience in electronics engineering with the Israeli Air Force and Eldat/Moldat. From 1996 to 1997, he was President of Minerva Ventures Management, Richmond, British Columbia, Canada, investigating suitable technological companies as investment and acquisition candidates. From 1994 to 1995, he was Business Development Manager at MacDonald Dettwiler & Associates Ltd., Richmond, British Columbia, Canada, a Canadian company in the field of satellites' ground stations. Mr. Talmor qualified as a Certified Public Accountant in Israel with Kesselman & Kesselman, Chartered Accountants, the country's largest accounting firm, which is associated with PricewaterhouseCoopers. Mr. Talmor received a Bachelor of Arts in Economics and Accounting, a Bachelor of Science in Statistics and a Masters of Business Administration, all from Tel-Aviv University in 1985, 1985 and 1988 respectively. In addition, Mr. Talmor received an Electronics Diploma from the Technological Institute of Tel-Aviv in 1976.

JOSEPH KIBUR is Chief Executive Officer, Co-Founder and a Director of NetNation Communications, Inc., Delaware, U.S.A. In addition, Mr. Kibur is Vice President, Co-Founder and a Director of DomainPeople, Inc., NetNation's wholly-owned domain registration subsidiary. Mr. Kibur was appointed Chief Executive Officer of NetNation Communications, Inc. in September 2000. Previously, he was appointed a Director and Chief Operating Officer of NetNation Communications, Inc. in April 1999. He held the position of Chief Operating Officer until September 2000. From March 1997 to April 1999, Mr. Kibur served as Director, Chief Operating Officer and Secretary of the Canadian subsidiary of NetNation Communications, Inc. From 1995 to 1997, Mr. Kibur operated his own Internet consulting business, Superhighway Consulting, Vancouver, British Columbia, Canada. Mr. Kibur received a Bachelor of Science in Management and Systems Science (Computer Science, Business and Mathematics) in 1996 from Simon Fraser University, British Columbia.

ERNEST CHEUNG is a Director of NetNation Communications, Inc., Delaware, U.S.A. Mr. Cheung was appointed to our board of directors in February 1999. From 1993 to 1994, Mr. Cheung was Vice Chairman, Tele Pacific International Communications Corp. of Vancouver, British Columbia, Canada. From 1991 to 1993, he was Vice President of Midland Walwyn Capital, Inc. of Toronto, Ontario, Canada. From 1984 to 1991, he was Vice President and Director, Capital Group Securities, Ltd. in Toronto, Ontario, Canada. Mr. Cheung received a Masters of Business Administration in Finance and Marketing in 1975 from Queen's University, Kingston, Ontario, and he obtained a Bachelor of Math in 1973 from University of Waterloo, Ontario.

He has served or serves as a director of the following companies:

Name of Issuer	Symbol	Market	Position	From	To
Agro International Holdings Inc.	AOH	CDNX	President	Jan-97	Current
China NetTV Holdings Inc.*	CNHD	OTCBB	President	May-00	Current
Drucker, Inc.*.	DKIN	OTCBB	Secretary	Apr-97	Current
ITI World Investment Group Inc.	IWI.A	CDNX		Jun-98	Current
NetNation Communications, Inc.*	NNCI	NasdaqSC		Apr-99	Current
Pacific E-Link Corp.	PLC	CDNX		Sep-92	Jun-95
Richco Investors Inc.	YRU.A	CDNX	President	May-95	Current
Spur Ventures Inc.	SVU	CDNX		Mar-97	Current
Xin Net Corp.*	XNET	OTCBB	Secretary	Mar-97	Current

* *Reporting Companies in US*

ANIL WIRASEKARA is a Director of NetNation Communications, Inc., Delaware, U.S.A. Mr. Wirasekara was appointed to our board of directors in October 1999. In 1995, Mr. Wirasekara was appointed Chief Financial Officer of MacDonald Dettwiler and Associates Ltd., one of Canada's largest space technology and information systems companies and a world leader in satellite mapping and spatial information services, having joined the Company in 1992 as the Manager of Operations Accounting and Information. From 1988 to 1991, he was Controller and Secretary of Rainex Limited, a Vancouver, British Columbia company involved in project development, technology transfers and international trade. Mr. Wirasekara holds the designations of a Chartered Accountant and Certified Management Accountant. Mr. Wirasekara is also a member of the Chartered Institute of Management Accountants of the United Kingdom, the Chartered Institute of Marketing and Management of the United Kingdom, and the Institute of Chartered Accountants of Sri Lanka.

JAG GILLAN is Chief Operating Officer, General Counsel, Secretary and a Director of NetNation Communications, Inc., Delaware, U.S.A. Mr. Gillan has held the position of General Counsel of NetNation since June 1999, and was appointed Chief Operating Officer of NetNation in September 2001. He has served as Secretary and a Director of NetNation since February 2000 and September 2000 respectively. In addition, Mr. Gillan is Chief Operating Officer, Secretary and a Director of DomainPeople, Inc., NetNation's wholly-owned domain registration subsidiary, having been appointed to the position in February 2000. He served as General Counsel of DomainPeople from October 1999 until September 2001. From May 1997 to May 1999, Mr. Gillan was an Attorney with Baker Newby, Vancouver, British Columbia, Canada. From 1992 to 1994, he served as Chief Operating Officer of Millstream Flour Mills Corp., a privately-held miller of food products. Mr. Gillan attended Osgoode Hall Law School at York University in Toronto, Ontario and graduated with a Bachelor of Laws in 1997. He received his Bachelor of Arts in Economics, with distinction, in 1993 from the University of Victoria, British Columbia. Mr. Gillan has also earned a Masters of Business Administration from the Edinburgh Business School, Heriot-Watt University Edinburgh, United Kingdom. Mr. Gillan was appointed, in January 2003, as a director of Afilias, LLC, in which DomainPeople, Inc. holds a 2% minority interest.

RECOMMENDATION OF THE BOARD OF DIRECTORS

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH NOMINEE NAMED ABOVE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 1, 2003 by:

(i) each person or entity known by us, through our transfer agent's records and SEC filings, to beneficially own more than 5% of the common stock;
(ii) each of our directors;
(iii) each of our executive officers; and
(iv) all of our directors and executive officers as a group.

Except as noted below, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

Title of Class	Name and Address Of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class[2]
Common	David Talmor[3] Chairman, President, and Director	3,436,524[1]	22.6%
Common	Joseph Kibur[3] CEO and Director	3,575,000	23.5%
Common	Ernest Cheung Director 830-789 West Pender Street, Vancouver, British Columbia, V6C 1H2	0	*
Common	Jag Gillan[3] COO, Secretary and Director	12,000	*
Common	Calvin Mah[3] CFO	0	*
Common	Anil Wirasekara Director 13800 Commerce Parkway, Richmond, British Columbia, V6V 2J3	0	*
Common	All Executive Officers and Directors as a Group (6 persons)	7,023,524	46.2%

* Less than one percent.

[1] 2,160,000 common shares beneficially held by David Talmor are registered in the name of Shelley Talmor, wife.
[2] Based on a total issued and outstanding share capital as at May 1, 2003 of 15,206,002 common shares.
[3] The business address for the individuals indicated above is: 1410 – 555 West Hastings Street, Vancouver, British Columbia, Canada, V6B 4N6.

CHANGES IN CONTROL

There are no arrangements known to us, the operation of which may result in a change of control of NetNation.

DIRECTORS AND EXECUTIVE OFFICERS

The following table contains information regarding the current members of the board of directors and the executive officers of NetNation:

Name	Age	Position(s)
David Talmor	45	Chairman, President and Director
Joseph Kibur	30	CEO and Director
Ernest Cheung	52	Director
Anil Wirasekara	46	Director
Calvin Mah	40	CFO
Jag Gillan	32	COO, Secretary and Director

Our directors serve one-year terms and hold office until the next annual meeting of stockholders and until their successors have been elected and qualified.

All of the executive officers identified above serve at the discretion of our board of directors and have consented to act as executive officers of NetNation. The biographies for the above individuals (except for Mr. Calvin Mah, which is presented below) are included above in Proposal 1, Election of Directors.

CALVIN MAH is Chief Financial Officer of NetNation Communications, Inc., Delaware, U.S.A. Mr. Mah was appointed Chief Financial Officer of NetNation in February 2001 after serving as its Financial Officer since November 2000. Mr. Mah is also Chief Financial Officer of DomainPeople, Inc., NetNation's wholly-owned domain registration subsidiary. He was appointed to this position in February 2001. From 1996 to 2000, Mr. Mah was Chief Financial Officer of Simba Technologies Inc., a privately-held, venture-backed software development company. From 1995 to 1996, he was Senior Financial Analyst for Pacific Forest Products Ltd., a $400 million publicly traded logging and sawmilling company with 1,100 employees. From 1993 to 1995, Mr. Mah was Controller of Brookdale International Systems Inc., a privately held developer and manufacturer of emergency respiratory devices for industrial and consumer use. From 1989 to 1993, he was Manager of Corporate Finance for Granges Inc., a $60 million publicly-traded gold, silver, copper and zinc mining company with operations in the U.S. and Canada. Mr. Mah is professionally qualified as a Chartered Accountant. He graduated with a Bachelor of Commerce in Accounting and Management Information Systems, with honours, from the University of British Columbia in 1985.

RELATIONSHIPS AMONG DIRECTORS OR EXECUTIVE OFFICERS

There are no family relationships among any of our directors or executive officers.

DIRECTORS' COMPENSATION

Our directors do not receive cash compensation for their services as directors or members of committees of the board of directors, but are reimbursed for their reasonable expenses incurred in attending meetings of the board of directors.

BOARD OF DIRECTORS MEETINGS AND COMMITTEES

During the year ended December 31, 2002, there were no formal meetings of the board of directors. However, all matters which required approval were consented to in writing by all of our directors. All incumbent directors attended or participated in more than 75% of the aggregate number of the meetings of the board of directors and committees on which they served.

Our board of directors has established an audit committee and a compensation committee. Our board of directors has not established a nominating committee. Each of the audit and compensation committees is responsible to the full board of directors. The functions performed by these committees are summarized below:

Audit Committee. The audit committee makes recommendations to the board of directors regarding the selection and retention of independent auditors, reviews the scope and results of the audit and reports the results to the board of directors. In addition, the audit committee reviews the adequacy of internal accounting, financial and operating controls and reviews the Company's financial reporting compliance procedures. The members of the audit committee are Mr. Cheung, Mr. Wirasekara and Mr. Talmor. The audit committee was established by the directors of the Company on October 5, 1999. During 2002, the audit committee had four meetings.

Compensation Committee. The compensation committee reviews and approves the compensation of the Company's officers, reviews and administers the Company's stock option plans for officers and employees and makes recommendations to the board of directors regarding such matters. The members of the compensation committee are Mr. Wirasekara and Mr. Cheung. The compensation committee was established on March 15, 2000. During 2002, there were no meetings of the compensation committee. However, all matters which required approval were consented to in writing by all members of the compensation committee.

AUDIT COMMITTEE REPORT

The audit committee of the board of directors is composed of two independent directors: Messrs. Cheung and Wirasekara. The board of directors has determined that Messrs. Cheung and Wirasekara are independent, as defined in Rule 4200 of the Nasdaq Stock Market listing standards. Because Mr. Talmor holds the position of President of NetNation, the board has determined that he is not independent within the meaning of Nasdaq's rules. However, the board of directors has determined that Mr. Talmor's current membership on the audit committee is required in the best interests of NetNation and its stockholders, given Mr. Talmor's business experience and in-depth understanding of NetNation's business, and Nasdaq's requirement that the audit committee consist of at least three members. In compliance with new Securities and Exchange Commission Rules required by the Sarbanes-Oxley Act, Nasdaq has proposed rules to go into effect in 2004 that would prohibit Mr. Talmor from serving on the audit committee as a result of his position as an executive officer of the Company. The board of directors is actively engaged in a search for an additional board and audit committee member who would be independent within the meaning of Nasdaq's rules. The audit committee's responsibilities are described under the caption "Board of Directors Meetings and Committees" under "Proposal 1, Election of Directors" above in this Proxy Statement. Further detail on the audit committee's responsibilities is set forth in the Audit Committee Charter adopted by the board of directors in June 2003, a copy of which accompanies this Proxy Statement as Appendix A.

The audit committee has selected and appointed and the board of directors has recommended to the stockholders ratification of the selection and appointment of KPMG LLP, Chartered Accountants, as NetNation's independent auditors for the fiscal year ending December 31, 2003.

The audit committee in May 2003 designated Mr. Wirasekara as an "audit committee financial expert" as defined by the Securities and Exchange Commission rules; however, the members of the audit committee are not professionally engaged in the practice of accounting or auditing. The audit committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent auditors that the financial statements have been prepared with integrity and objectivity and on the representations of management and the opinion of the independent auditors that such financial statements have been prepared in conformity with generally accepted accounting principles.

The audit committee has reviewed and discussed the Company's audited financial statements for the year ended December 31, 2002 with management, which has primary responsibility for the financial statements. The audit committee has discussed with KPMG LLP, Chartered Accountants, the matters that are required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees." The audit committee has discussed with KPMG LLP, Chartered Accountants, the auditors' independence from NetNation and management and has received from KPMG LLP, Chartered Accountants, the written disclosures and the letter required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees."

The audit committee has considered whether the services provided by KPMG LLP, Chartered Accountants, are compatible with maintaining the independence of KPMG LLP, Chartered Accountants, and has concluded that the independence of KPMG LLP, Chartered Accountants, is maintained and not compromised by the services provided.

Based on the review and discussion referred to above, the audit committee recommended to the board of directors, and the board of directors has approved, that the audited financial statements be included in NetNation's annual report on Form 10-K for the fiscal year ended December 31, 2002, for filing with the Securities and Exchange Commission.

Respectfully Submitted by the Audit Committee,

David Talmor
Anil Wirasekara
Ernest Cheung

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table discloses all plan and non-plan compensation awarded to, earned by, or paid to the Chief Executive Officer ("CEO") and President or individuals acting in a similar capacity for the years ended December 31, 2002, 2001 and 2000.

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary (USD$) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Restricted Stock Awards ($) (f)	Securities Underlying Options/ SARs (#) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
David Talmor, Chairman, President, and Director	2002	118,441	-	-	-	-	-	-
	2001	96,874	-	-	-	-	-	-
	2000	105,785	-	-	-	-	-	-
Joseph Kibur, CEO and Director	2002	118,441	-	-	-	-	-	-
	2001	96,874	-	-	-	-	-	-
	2000	55,885	-	-	-	-	-	-

Option/SAR Grants or Exercises and Long Term Incentive Plan

There were no stock option grants, stock appreciation rights (SAR's) grants, option/SAR exercises or long term incentive plans (LTIP's) awarded to the named executive officers in the last three financial years.

2000 Stock Option Plan

On January 3, 2000, the board of directors approved the adoption of a stock option plan. The plan provides for the issuance of both incentive and non-qualified stock options, at the board of directors' discretion, to key employees, officers, directors and consultants. Our policy is to grant options with a purchase price equivalent to market value at the time of the grant. Two million shares have been reserved for issuance under the plan. Options generally vest over a three year period and expire 30 days after each vesting, subject to change under management's discretion.

The plan is administered by the full board of directors, which determines the grantees, the type of grants, the number of shares subject to each grant, and the term, exercise price and vesting schedules for each grant. All of our employees are eligible to participate under the plan. The maximum term of options granted under the plan is ten years.

No options to purchase shares of common stock were issued and outstanding under the plan as of May 1, 2003.

Defined Benefit or Actuarial Plan

We do not have a defined benefit or actuarial plan in place.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

We have entered into employment contracts with Mr. Talmor, our Chairman and President, and Mr. Kibur, our Chief Executive Officer. These employment contracts allow us to terminate the individual executive officer's active employment with NetNation for any reason, voluntary or involuntary, with or without cause, by 90-days notice to that effect in writing. Upon termination, the individual executive officer would be entitled to six months of severance pay.

We maintain no formal change of control agreements or arrangements with individual executive officers of the Company.

Board Compensation Committee Report on Executive Compensation

The compensation committee of our board of directors was formed in March 2000 and consists of Mr. Ernest Cheung and Mr. Anil Wirasekara. The criteria used to determine the compensation of the named executive officers includes an evaluation of the Company's performance in terms of revenue growth and profitability, competitive salaries for individuals holding similar positions in companies in similar industries and of similar size, and the requirement to retain key employees of the Company.

Respectfully Submitted by the Compensation Committee,

Anil Wirasekara
Ernest Cheung

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee are Mr. Ernest Cheung and Mr. Anil Wirasekara. The members of the compensation committee are outside directors of the Company.

STOCK PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on The Nasdaq Composite Index and The Nasdaq Telecommunications Index. These two indices have been chosen for their relevance in assessing the performance of NetNation against that of companies in the same or similar lines of business. The period displayed commences on September 30, 1999, being the end of the month date that our common stock became registered under Section 12 of the Securities Exchange Act of 1934, as amended. The graph assumes an investment of $100 on September 30, 1999, and the reinvestment of any dividends.



Comparison of Cumulative Total Return to Stockholders
September 30, 1999 to December 31, 2002
NetNation Communications Inc.
Nasdaq Composite Index
Nasdaq Telecom Index
$350.00
$300.00
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
Sep-99
Nov-99
Jan-00
Mar-00
May-00
Jul-00
Sep-00
Nov-00
Jan-01
Mar-01
May-01
Jul-01
Sep-01
Nov-01
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02

	NetNation Communications Inc.	Nasdaq Composite Index	Nasdaq Telecom Index
September 30, 1999	$100.00	$100.00	$100.00
October 31, 1999	$103.13	$108.02	$118.69
November 30, 1999	$109.38	$121.48	$131.39
December 31, 1999	$115.63	$148.18	$162.52
January 31, 2000	$231.25	$143.49	$158.04
February 28, 2000	$294.53	$171.03	$182.64
March 31, 2000	$299.61	$166.52	$176.38
April 30, 2000	$181.25	$140.58	$142.53
May 31, 2000	$121.88	$123.84	$120.81
June 30, 2000	$110.94	$144.42	$139.36
July 31, 2000	$128.13	$137.17	$128.26
August 31, 2000	$100.00	$153.17	$133.09
September 30, 2000	$ 96.88	$133.74	$116.83
October 31, 2000	$ 75.78	$122.70	$ 99.89
November 30, 2000	$ 71.88	$ 94.60	$ 74.16
December 31, 2000	$ 75.00	$ 89.96	$ 74.18
January 31, 2001	$ 87.50	$100.97	$ 88.96
February 28, 2001	$ 85.94	$ 78.36	$ 63.14
March 31, 2001	$ 86.72	$ 67.01	$ 52.51
April 30, 2001	$ 65.00	$ 77.06	$ 56.71
May 31, 2001	$ 68.75	$ 76.85	$ 54.06
June 30, 2001	$ 63.75	$ 78.67	$ 49.81
July 31, 2001	$ 53.50	$ 73.82	$ 44.87
August 31, 2001	$ 42.25	$ 65.74	$ 38.53
September 30, 2001	$ 56.75	$ 54.58	$ 32.51
October 31, 2001	$ 65.00	$ 61.55	$ 33.84
November 30, 2001	$ 67.50	$ 70.30	$ 38.59
December 31, 2001	$ 75.00	$ 71.02	$ 37.87

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons who own more than 10% of a registered class of the Company's securities, and their affiliates, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Directors, executive officers and greater-than-10% stockholders, and their affiliates, are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports that they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that during the year ended December 31, 2002, our directors, executive officers and greater-than-10% stockholders complied with all Section 16(a) filing requirements

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

No transactions with management or other parties occurred during our last fiscal year ended that would otherwise be reported under this section.

PROPOSAL 2
RATIFICATION OF SELECTION AND APPOINTMENT OF INDEPENDENT AUDITORS

KPMG LLP, Chartered Accountants, served as our independent auditors in 2002, and has been appointed by our audit committee to continue as our independent auditors for the fiscal year ending December 31, 2003.

Although the appointment of KPMG LLP, Chartered Accountants, is not required to be submitted to a vote of the stockholders, our board of directors believes it appropriate as a matter of policy to request that the stockholders ratify the selection and appointment of the independent public accountants for the fiscal year ending December 31, 2003. In the event a majority of the votes cast at the meeting are not voted in favor of ratification, the adverse vote will be considered as a direction to the audit committee and board of directors to select other auditors for the fiscal year ending December 31, 2003.

A representative from KPMG LLP, Chartered Accountants, is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement and will be able to respond to appropriate questions submitted either orally or in writing at the meeting.

During the fiscal year ended December 31, 2002, KPMG LLP, Chartered Accountants, billed us the fees set forth below in connection with services rendered by that firm to NetNation.

Audit Fees.

For professional services rendered by KPMG LLP, Chartered Accountants, for the audit of our annual financial statements for the fiscal years ended December 31, 2002 and 2001, and the reviews of the financial statements included in our quarterly reports on Forms 10-Q during the fiscal years ended December 31, 2002 and 2001, KPMG LLP, Chartered Accountants, billed NetNation fees in the aggregate amount of $56,597 and $54,250, respectively.

Audit-Related Fees.

For the fiscal years ended December 31, 2002 and 2001, KPMG LLP, Chartered Accountants, did not bill us for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and that are not included in the previous paragraph entitled "Audit Fees" because no such services were rendered.

Tax Fees

For the fiscal years ended December 31, 2002 and 2001, KPMG LLP, Chartered Accountants, billed us fees in the amounts of $9,339 and $17,158, respectively, for tax compliance, tax advice and tax planning.

All Other Fees.

KPMG LLP did not bill us for professional services other than those described above for the fiscal years ended December 31, 2002 and 2001, because no such services were rendered.

The audit committee's current practice is to consider for approval all audit and non-audit services proposed to be provided by our independent auditors. The committee will determine whether KPMG LLP's provision of audit-related and other services is compatible with maintaining KPMG LLP's independence.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF ITS SELECTION AND APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

PROPOSAL 3
APPROVAL OF AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT AT THE DISCRETION OF THE BOARD OF DIRECTORS

General

Our board of directors is seeking approval of an amendment to our certificate of incorporation to effect a proposed reverse stock split of our issued and outstanding common stock at a ratio of one-for-two and one half (1:2.5) (the "Amendment"). The text of the Amendment is attached hereto as Appendix B. After receiving the requisite stockholder approval, the board of directors may formally implement the Amendment.

Approval of the Amendment requires the affirmative vote of holders of a majority of our outstanding common stock entitled to vote on the Amendment.

Our board of directors' decision to implement the proposed reverse stock split, or alternatively, not to effectuate the reverse stock split, will be based on factors including, but not limited to, the following:

- our listing on The Nasdaq SmallCap Market;
- the existing and expected marketability and liquidity of our common stock;
- overall trends in the stock market;
- our business developments; and
- our actual and projected financial performance.

As discussed below, the board of directors believes that implementing the proposed reverse stock split may increase the likelihood that we will meet the criteria for remaining listed on the Nasdaq SmallCap Market. As also discussed below, however, the proposed reverse stock split may result in a significant devaluation of our market capitalization and our share price.

Purpose of Reverse Stock Split

The proposed Amendment, effectuating a one-for-two and one half (1:2.5) reverse stock split, has been approved and declared advisable by the board of directors in order to increase our chances of remaining listed on the Nasdaq SmallCap Market. A reverse stock split would reduce the number of issued and outstanding shares of our common stock and may therefore have the effect of increasing the trading price of such shares. The board of directors took this action because our common stock has not since July 2002 met the $1.00 minimum bid price required by Nasdaq Marketplace Rule 4310(c)(4), or the "Rule." As a result of our low trading price, on January 7, 2003, we received a letter from the Nasdaq Stock Market indicating that our common stock would be de-listed from The Nasdaq SmallCap Market at the opening of business on January 15, 2003 unless we appealed the determination. We filed an appeal and have been granted continued listing of our common stock on The Nasdaq SmallCap Market under Nasdaq Marketplace Rule 4310(c)(8)(D), whereby we have been afforded an additional 180 day grace period, or through July 3, 2003, to regain compliance with the $1.00 bid price requirement or face de-listing. With the exception of the $1.00 minimum bid price requirement, we currently are in compliance with the continued listing requirements on The Nasdaq SmallCap Market, which we refer to as the SmallCap Market Continued Listing Requirements, including the the requirement of net income from continuing operations in latest fiscal year of $500,000 and the requirement that our "publicly held" shares have a market value of at least $1 million, although we may be unable to continue to meet these or other Nasdaq SmallCap Market requirements in the future. For purposes of the Nasdaq rules, the term "publicly held" only includes shares listed on a national securities exchange or inter-dealer quotation system and excludes all shares held by our directors, officers, 10% stockholders and their respective affiliates. Therefore, none of our shares of common stock held by "insiders" and their affiliates will count toward the "publicly held" requirement.

Although there can be no assurance, the board of directors believes the implementation of the proposed Amendment effectuating a reverse stock split, if approved by our stockholders, will result in an increase in the minimum bid price of our common stock to above the $1.00 per share minimum for a period of at least 10 consecutive trading days mandated by The Nasdaq SmallCap Market for continued listing on The Nasdaq SmallCap Market. However, although we believe the implementation of a reverse stock split is a satisfactory mechanism to achieve compliance with The Nasdaq SmallCap Market's maintenance requirements, there can be no assurance that, even if the bid price for our common stock exceeds the $1.00 minimum threshold for the mandated period as a result of the reverse stock split, The Nasdaq SmallCap Market will deem us to be in compliance with the Rule and will not de-list our common stock. In addition, we cannot assure you that (1) even if we satisfied Nasdaq's minimum bid price maintenance standard, we would be able to meet Nasdaq's other continued listing criteria or (2) our common stock would not be de-listed by Nasdaq for other reasons.

If the proposed Amendment effectuating a reverse stock split is approved by the stockholders, our board of directors may implement the Amendment effectuating a reverse stock split of our common stock while we are listed on The Nasdaq SmallCap Market. If, after the implementation of the proposed Amendment effectuating a reverse stock split, we have been in compliance with the Rule for 10 consecutive trading days and we otherwise comply with the SmallCap Market Continued Listing Requirements, we expect to be eligible to remain on The Nasdaq SmallCap Market. If, after the implementation of the proposed Amendment effectuating a reverse stock split, we do not comply with the Rule for 10 consecutive trading days we may be de-listed from The Nasdaq SmallCap Market.

If, on or before July 3, 2003, the closing price of our common stock has not met or exceeded $1.00 for at least 10 consecutive trading days, we would be subject to de-listing from The Nasdaq SmallCap Market. In addition, we will need to maintain compliance with all continued listing requirements of The Nasdaq SmallCap Market (other than the $1.00 minimum bid price requirement), in order to continue our grace period on The Nasdaq SmallCap Market. These continued listing requirements require, among other things, that we maintain a minimum stockholders' equity of $2.5 million. We cannot assure you that we will maintain compliance with these or any other of the continued listing requirements.

If our common stock is de-listed from The Nasdaq SmallCap Market, trading in the United States in our common stock, if any, would need to be conducted on the OTC Bulletin Board or in the non-Nasdaq over-the-counter market (also known as the "pink sheet market"). In such event, an investor could find it more difficult to dispose of or to obtain accurate quotations as to the market value of our common stock.

Further, even if our common stock continues to be traded on The Nasdaq SmallCap Market and the trading price were to remain below $5.00 per share, trading in our common stock would remain subject to the requirements of Rule 15g-9 promulgated under the Exchange Act (the "penny stock rules"), which require additional disclosures by broker-dealers in connection with any trades involving a stock defined as a "penny stock." Generally, a "penny stock" is defined as any equity security that (i) is not traded on any nationally recognized stock exchange or inter-dealer quotation system and (ii) has a market price of less than $5.00 per share, subject to certain exceptions. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

The board of directors is asking that you approve the proposed Amendment to our certificate of incorporation effectuating the reverse stock split of all of our issued and outstanding common stock. Notwithstanding the authorization of the Amendment by the stockholders, our board of directors may abandon the Amendment without further action by the stockholders in accordance with Section 242(c) of the General Corporation Law of the State of Delaware. A vote in favor of the Amendment to our certificate of incorporation will be a vote for approval of the proposed one-for-two and one half (1:2.5) reverse stock split, which may be abandoned at the discretion of the board of directors at any time until the next annual meeting, and for granting authority to the board of directors to effectuate the reverse stock split.

The board of directors has determined that the Amendment effectuating the one-for-two and one half (1:2.5) reverse stock split is advisable and in your best interests and unanimously recommends that you vote "FOR" the Amendment effectuating the reverse stock split. The board of directors will consider and evaluate the following factors and criteria to determine whether to implement the reverse stock split: our capitalization, the prevailing trading price for our common stock and the volume level thereof, potential devaluation of our market capitalization as a result of a reverse stock split, and the general economic and other related conditions prevailing in our industry and in the marketplace generally.

The Effective Time of the Reverse Stock Split

If the stockholders approve the adoption of the one-for-two and one half (1:2.5) reverse stock split, the date specified in the Amendment that is filed with the Secretary of State of the State of Delaware will be the effective time of the reverse stock split (the "Effective Time"). The record owners of the Company's common stock as of the close of business on the Effective Time, will, after the Effective Time, own one share of common stock for every two and one half shares of common stock held as of the close of business on the Effective Time.

Effects of Reverse Stock Split

A reverse stock split is a reduction in the number of outstanding shares of a class of a corporation's capital stock, which may be accomplished by the Company, in this case, by reclassifying and converting all of our outstanding shares of common stock into a proportionately fewer number of shares of common stock. For example, if our board of directors implements the one-for-two and one half (1:2.5) reverse stock split of our common stock, then a stockholder holding 500 shares of our common stock before the reverse stock split would hold 200 shares of our common stock after the reverse stock split. This action will also result in a relative increase in the available number of authorized but un-issued shares of our common stock. Each stockholder's proportionate ownership of the issued and outstanding shares of our common stock would remain the same, however, except for minor changes which may result from the provisions of the Amendment effectuating a reverse stock split, as described below. As described below, any fractional shares resulting from a reverse stock split will be rounded up to the nearest whole share. Common stock issued pursuant to the reverse stock split will remain fully paid and non-assessable.

The primary purpose of the proposed reverse stock split of our common stock is to combine the issued and outstanding shares of our common stock into a smaller number of shares of our common stock so that the shares of our common stock will trade at a higher price per share than their recent trading prices. Although we expect the reverse split will result in an increase in the market price of our common stock, the reverse split may not increase the market price of our common stock in proportion to the reduction in the number of shares of our common stock outstanding or result in the permanent increase in the market price, which is dependent upon many factors, including our performance, prospects and other factors.

The market price of our common stock will also be based on our performance and other factors, many of which are unrelated to the number of shares of our common stock outstanding. If the reverse stock split is effected and the market price of our common stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a reverse stock split.

Finally, the reverse stock split, if implemented, will affect any outstanding options to purchase our common stock. Our stock option plan with respect to common stock includes provisions requiring adjustments to the number of shares of our common stock covered thereby and the number of shares of our common stock subject to and the exercise prices of outstanding options granted under the plan, in the event of a reverse stock split. For example, in a one-for-two and a half reverse stock split, each of the outstanding options to purchase common stock would thereafter evidence the right to purchase that number of shares of our common stock following the reverse stock split equal to 40% of the number of shares of our common stock previously covered by the options and the exercise price per share would be two and a half times the previous exercise price. Further, the number of shares of our common stock reserved for issuance (including the number of shares subject to automatic annual increase and the maximum number of shares that may be subject to options) under our existing stock option plans will be reduced in proportion to the ratio of the reverse split.

The principal effect of the reverse stock split will be to decrease the number of outstanding shares of our common stock from approximately 15,206,002 shares to approximately 6,082,401 shares, based on the number of shares outstanding on May 1, 2003. As of May 1, 2003, we had approximately 56 holders of record of our common stock (although we had significantly more beneficial holders). We do not expect the reverse stock split to result in a significant reduction in the number of record holders. We presently do not intend to seek any change in our status as a reporting company for federal securities law purposes, either before or after the reverse stock split.

Reasons for Board Recommendation

The board of directors believes that the reverse stock split is desirable for the following reasons:

(a) If shares of our common stock continue to trade below $1.00 per share, our common stock will be de-listed from The Nasdaq SmallCap Market. De-listing could decrease the marketability, liquidity and transparency of our common stock (which could, in turn, further depress our stock price). The board of directors believes that the anticipated increase in the market price per share resulting from a reverse stock split will lift the price of our common stock above the $1.00 minimum bid threshold that currently threatens our continued listing on The Nasdaq SmallCap Market.

(b) The anticipated increase in the per share market price of our common stock should also enhance the acceptability of our common stock by the financial community and the investing public.

(c) A variety of brokerage house policies and practices tend to discourage individual brokers within those firms from dealing with lower priced stocks. Some of the policies and practices pertain to the payment of broker's commissions and to time consuming procedures that function to make the handling of lower priced stock economically unattractive to brokers and therefore difficult for holders of common stock to manage. The expected increase in the per share price of our common stock may help alleviate some of these issues.

(d) The structure of trading commissions also tends to have an adverse impact upon holders of lower priced stock because the brokerage commission on a sale of lower priced stock generally represents a higher percentage of the sales prices than the commission on a relatively higher priced issue, which may discourage trading in lower priced stock. A reverse stock split could result in a price level for our common stock that may reduce, to some extent, the effect of these policies and practices of brokerage firms and diminish the adverse impact of trading commissions on the market for our common stock.

(e) The increase in the portion of our authorized shares of common stock that would be un-issued after the reverse stock split is effectuated could be used for any proper corporate purpose approved by the board of directors. The increased number of authorized but un-issued shares of our common stock will provide us with additional flexibility to issue additional shares of our common stock in connection with future financings or other transactions. However, the board of directors does not currently have any plans to utilize the increase in the number of the authorized but un-issued shares of our common stock that would result from approval and implementation of the proposed reverse stock split.

Potential Disadvantages of a Reverse Stock Split

Even though the board of directors believes that the potential advantages of a reverse stock split outweigh any disadvantages that might result, the following are the possible disadvantages of a reverse stock split:

(a) Despite the potential increase in liquidity discussed above, if we file the Amendment, the reduced number of shares of our common stock resulting from a reverse stock split could adversely affect the liquidity of our common stock.

(b) A reverse stock split could result in a significant devaluation of our market capitalization and our share price, on an actual or an as-adjusted basis, based on the experience of other companies that have effected reverse stock splits in an effort to maintain their Nasdaq listings. As described above, while we expect that the reduction in our outstanding shares of common stock will increase the market price of our common stock, we cannot assure you that the reverse stock split will increase the market price of our common stock by a multiple inversely proportional to the ratio of the reverse split or result in any permanent increase in the market price. Should the market price decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. In some cases the stock price of companies that have effected reverse stock splits has subsequently declined back to pre-reverse split levels. Accordingly, we cannot assure you that the market price of our common stock immediately after the Effective Time of the proposed reverse stock split will be maintained for any period of time or that the reverse stock split will not have an adverse effect on our stock price due to the reduced number of shares outstanding after the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in our overall market capitalization. If the per share price does not increase proportionately as a result of the reverse stock split, then our overall market capitalization will be reduced.

(c) A reverse stock split may leave certain stockholders with one or more "odd lots," which are stock holdings in amounts of less than 100 shares of our common stock. These odd lots may be more difficult to sell than shares of our common stock in even multiples of 100. Additionally, any reduction in brokerage commissions resulting from the reverse stock split, as discussed above, may be offset, in whole or in part, by increased brokerage commissions required to be paid by stockholders selling odd lots created by the reverse stock split. Similarly, a reverse stock split could reduce our number of "round lot" stockholders, which are holders of 100 or more shares of our common stock. The continued inclusion requirements of The Nasdaq National Market and The Nasdaq SmallCap Market require us to maintain a specified minimum number of round lot stockholders.

(d) Because a reverse stock split would result in an increased number of authorized but un-issued shares of our common stock, it may be construed as having an anti-takeover effect, although neither the board of directors nor our management views this proposal in that perspective. However, the board of directors, subject to its fiduciary duties and applicable law, could use this increased number of authorized but un-issued shares of our common stock to frustrate persons seeking to take over or otherwise gain control of us by, for example, privately placing shares of our common stock with purchasers who might side with the board of directors in opposing a hostile takeover bid. Shares of our common stock could also be issued to a holder that would thereafter have sufficient voting power to assure that any proposal to amend or repeal our by-laws or certain provisions of our certificate of incorporation would not receive the requisite vote. Such uses of our common stock could render more difficult, or discourage, an attempt to acquire control of us if such transaction were opposed by the board of directors.

(e) Subject to Nasdaq rules on stock issuances, the increased number of authorized but un-issued shares of our common stock could be issued by the board of directors without further stockholder approval, which could result in dilution to the holders of our common stock.

No Fractional Shares

To avoid the existence of fractional shares of common stock, if a stockholder would otherwise be entitled to receive a fractional share, the number of shares to be received will be rounded up to the next whole share.

Implementation of Reverse Stock Split

If the stockholders approve the Amendment effectuating the reverse stock split, the board of directors may, at any time until the next annual meeting, direct our management to file the approved Amendment with the Secretary of State of the State of Delaware effecting the reverse stock split. Our board of directors reserves the right, in its sole discretion, not to make such filing and not to complete the reverse stock split if it deems it appropriate not to do so. If the Amendment is not filed with the Secretary of State of the State of Delaware prior to our next Annual Meeting, it shall be deemed abandoned, null and void.

Exchange of Stock Certificates

If the Amendment is approved by our stockholders and our board of directors, in its sole discretion, elects to proceed with the reverse stock split, we will instruct our transfer agent, Signature Stock Transfer, Inc., to act as exchange agent (the "Exchange Agent") for holders of our common stock in implementing the exchange of their certificates.

If the reverse stock split is effected, commencing on the Effective Time of the reverse stock split, stockholders of record (holders of certificates evidencing shares of our common stock they own) will be sent a Letter of Transmittal providing them instruction as to the surrender of their certificates representing shares of our common stock to the Exchange Agent in exchange for certificates representing post-reverse split common stock. One share of new common stock will be issued in exchange for a number of presently issued and outstanding pre-split shares of our common stock in accordance with the Amendment. Shares of common stock outstanding as of the Effective Time that are beneficially held by broker/dealers and banks will automatically be converted based on the one-for-two and one half reverse split ratio. Beginning at the close of business on the Effective Time of the reverse stock split, each certificate representing shares of our common stock will be deemed for all corporate purposes to evidence ownership of shares of our post-reverse split common stock. Holders of securities convertible into or exercisable for shares of our common stock will not be requested to exchange their convertible securities in connection with a reverse stock split. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Even if the stockholders approve the proposed Amendment, we reserve the right not to effect the reverse stock split if in the board of directors' opinion it would not be in our best interests or in the best interests of our stockholders to effect such reverse stock split.

Accounting Matters

The reverse stock split will affect the presentation of stockholders' equity on our balance sheet. Because the par value of the shares of our common stock is not changing as a result of the implementation of the reverse stock split, our stated capital, which consists of the par value per share of our common stock multiplied by the aggregate number of shares of our common stock issued and outstanding, will be reduced proportionately on the Effective Time of the reverse stock split. Correspondingly, our additional paid-in capital, which consists of the difference between our stated capital and the aggregate amount paid to us upon the issuance of all currently outstanding shares of our common stock, will be increased by a number equal to the decrease in stated capital. The per-share net income or loss and net book value of our common stock will be restated because there will be fewer shares of our common stock outstanding.

US Federal Income Tax Consequences

The following summary of the federal income tax consequences of a reverse stock split is based on current law, including the Internal Revenue Code of 1986, as amended, and is for general information only.

The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder, and the discussion below may not address all the tax consequences for a particular stockholder. For example, most foreign, state and local tax consequences are not discussed below. Accordingly, each stockholder should consult his or her tax advisor to determine the particular tax consequences to him or her of a reverse stock split, including the application and effect of federal, state, local and/or foreign income tax and other laws.

Generally, a reverse stock split will not result in the recognition of gain or loss for federal income tax purposes. The aggregate adjusted basis of the new shares of our common stock will be the same as the adjusted basis of our common stock exchanged for such new shares of our common stock. The holding period of the new, post-split shares of our common stock resulting from implementation of the reverse stock split will include the stockholder's respective holding periods for the pre-split shares of our common stock exchanged for the new shares of our common stock.

Canadian Tax Considerations

This summary is of a general nature only and is not intended to be, and should not be construed as, legal or tax advice to any prospective holder. This summary does not take into account provincial, territorial, or foreign tax considerations which may vary from the Canadian federal income tax consequences described herein. Shareholders should consult their own tax advisors having regard to their particular circumstances.

The following is a summary of the principal Canadian federal income tax consequences generally applicable to a shareholder that is a resident of Canada and will be subject to Canadian income tax, and who, for the purposes of the *Income Tax Act* (Canada), which we refer to as the Tax Act, at all relevant times, holds common stock of the Company as capital property and who is not affiliated with, and deals at arm's length with, the Company. This summary does not apply to "financial institutions" (as defined for the purposes of the "mark-to-market" rules in the Tax Act) or to non-resident insurers that carry on an insurance business in Canada and elsewhere. Such shareholders should consult their own tax advisors. This summary also does not address any tax considerations relevant to the acquisition, holding or disposition of common stock of the Company, other than those tax issues that are directly the consequence of the reverse stock split.

This summary is based on the current provisions of the Tax Act, the regulations thereunder, which we refer to as "the Regulations", and the current published administrative and assessing practices of the Canada Customs and Revenue Agency (herein referred to as "the CCRA"). This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance, Canada, prior to the date hereof and assumes that all such proposed amendments will be enacted in their present form. This summary does not otherwise take into account or anticipate any changes to the Tax Act, the Regulations or administrative and assessing practices relating to any of the foregoing, whether by legislative, governmental or judicial decision or action.

Under the current administrative position of the CCRA, no disposition or acquisition will be considered to have occurred for Canadian federal income tax purposes as a result of the reverse stock split. Consequently, the reverse stock split will not result in the realization of any income, gain or loss by a shareholder. In general, for a shareholder that holds common stock as capital property, the aggregate adjusted cost base of the common stock of the Company held by such shareholder immediately after the reverse stock split will be the same as the aggregate adjusted cost base of the common stock of the Company held by such shareholder immediately before the reverse stock split. Other shareholders should confirm with their own tax advisors the resulting cost to them of common stock held immediately after the reverse stock split.

No Dissenters' Rights

The holders of shares of our common stock have no dissenters' rights of appraisal under Delaware law, our certificate of incorporation or our by-laws with respect to the proposed Amendment to our certificate of incorporation, as amended, effectuating a reverse stock split.

Required Vote

In order to be adopted, the Amendment contained in this proposal must receive the affirmative vote of the holders of a majority of the outstanding shares of our common stock.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING "FOR" THE AMENDMENT TO THE CERTIFICATE OF INCORPORATION AUTHORIZING THE BOARD, IN ITS DISCRETION, TO EFFECT A ONE-FOR-TWO AND ONE HALF (1:2.5) REVERSE STOCK SPLIT OF OUR OUTSTANDING COMMON STOCK.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than by their holdings of securities of the Company, none of our directors or executive officers or nominees for election as a director and no associate of any of the foregoing persons has any substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting.

STOCKHOLDER PROPOSALS FOR THE 2004 PROXY STATEMENT

Proposals that stockholders wish to be considered for inclusion in the proxy materials for the 2004 annual meeting of stockholders must be received by the Secretary of NetNation by December 5, 2003 and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

In addition, our bylaws include advance notice provisions that require stockholders desiring to bring nominations or other business before an annual stockholders meeting to do so in accordance with the terms of the advance notice provisions. These advance notice provisions require that, among other things, stockholders give timely written notice to the Company regarding such nominations or other business. To be timely, a notice must be delivered to the Secretary of NetNation at the principal executive offices of the Company not more than 90, but not less than 60, days prior to the date of the annual meeting.

Accordingly, a stockholder who intends to present a nomination or proposal at the 2004 annual meeting without inclusion of the proposal in the Company's proxy materials must provide written notice of the nominations or other business they wish to propose to the Secretary of NetNation no earlier than February 9, 2004 and no later than March 15, 2004. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

OTHER MATTERS

The board of directors knows of no other matters that are likely to be brought before the 2003 Annual Meeting. If, however, other matters not presently known or determined properly come before the Annual Meeting, the persons named as proxies in the enclosed proxy card or their substitutes will vote such proxy in accordance with their discretion with respect to such matters.

ANNUAL REPORT

An Annual Report containing financial statements for the year ended December 31, 2002, accompanies this Proxy Statement. Stockholders are referred to the Annual Report for financial and other information about the activities of NetNation. The Annual Report is not incorporated by reference into this Proxy Statement and is not deemed to be a part hereof.

Upon our receipt of your written request to us, we will provide you, without charge, a copy of our Form 10-K for the year ended December 31, 2002. In addition, we will furnish to you any exhibit described in the list accompanying the Form 10-K, upon the payment, in advance, of the specified reasonable fees related to our furnishing of such exhibit(s). Requests for copies of the Form 10-K and/or exhibit(s) should be directed to Investor Relations, NetNation Communications, Inc., Suite 1410, 555 West Hastings Street, Vancouver, British Columbia, Canada, V6B 4N6 or by calling (604) 688-8946. In the alternative, you may find the Form 10-K and the accompanying exhibits on the Security and Exchange Commission's web-site at www.sec.gov.

By Order of the Board of Directors,

/s/ David Talmor

David Talmor
Chairman of the Board and President

Vancouver, British Columbia
May 20, 2003

APPENDIX A

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS CHARTER

I. PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster to adherence to, the Corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

> Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.
>
> Review and appraise the audit efforts of the Corporation's independent accountants.
>
> Provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. COMPOSITION

The Audit Committee, by June 14, 2001, shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. The Board defines "independent" as someone who: (i) has not been employed by the corporation or its affiliates in the current or past three years; (ii) has not accepted any compensation from the corporation or its affiliates in excess of $60,000 during the previous fiscal year; (iii) is not an immediate family member who is, or has been in the past three years, employed by the corporation or its affiliates as an executive officer; (iv) has not been a partner, controlling shareholder or an executive officer of any for-profit business to which the corporation made, or from which it received, payments that exceed five percent of the organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; or (v) has not been employed as an executive of another entity where any of the company's executives serve on that entity's compensation committee. By June 14, 2001, all members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

The members of the Committee shall be elected by the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of the groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent accountants and management quarterly to review the Corporation's financial statements consistent with Section IV.3. below.

IV. RESPONSIBILTIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

Document/Reports Review

1. Review and update this Charter periodically, at least annually, as conditions dictate.

2. Review the organization's annual financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent accountants.

3. Review with financial management and the independent accountants the 10-Q prior to its filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

Independent Accountants

4. Recommend to the Board of Directors the selection of the independent accountants, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with the accountants all significant relationships the accountants have with the Corporation to determine the accountants' independence.

5. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

6. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

Financial Reporting Processes

7. In consultation with the independent accountants, review the integrity of the organization's financial reporting processes, both internal and external.

8. Consider the independent accountant's judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

9. Consider and approve, if appropriate, major changes to the Corporation's accounting principles and practices as suggested by the independent accountants or management.

Process Improvement

10. Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgment.

11. Following completion of the annual audit, review separately with management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

12. Review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements.

13. Review with the independent accountants and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

Ethical and Legal Compliance

14. Review, with the organization's counsel, legal compliance matters including corporate securities trading policies.

15. Review, with the organization's counsel, any legal matter that could have a significant impact on the organization's financial statements.

16. Perform any other activities consistent with this Charter, the Corporation's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

APPENDIX B

CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
NETNATION COMMUNICATIONS, INC.

NetNation Communications, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is NetNation Communications, Inc.

SECOND: Pursuant to Section 242 of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation has duly adopted, and a majority of the outstanding shares of common stock of the Corporation has duly approved, the amendment to the Certificate of Incorporation, as amended, set forth in this Certificate of Amendment.

THIRD: That the Certificate of Incorporation of the Corporation, as amended, be amended by adding a new last paragraph to the Fourth Article thereof, so that, as amended, said Fourth Article shall be and read in its entirety as follows:

> "FOURTH. The total number of shares of common stock which this corporation is authorized to issue is fifty million (50,000,000), par value $0.0001 per share.
>
> Upon this Certificate of Amendment to our certificate of incorporation becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time"), each share of common stock, par value $0.0001 per share (the "Old Common Stock"), issued and outstanding immediately prior to the Effective Time, will be automatically, without any action on the part of the holders of the Old Common Stock, reverse split on a one-for-two and one half (1:2.5) basis so that two and one half (2 ½) shares of Old Common Stock shall be converted into and reconstituted as one (1) share of common stock, with a par value of $0.0001 per share ("New Common Stock"). Any fractional shares resulting will be rounded up to the nearest whole share. Each holder of a certificate that immediately prior to the Effective Time represented outstanding shares of Old Common Stock (the "Old Certificates") shall, from and after the Effective Time, be entitled to receive a certificate or certificates (the "New Certificates") representing the shares of New Common Stock into which the shares of Old Common Stock formerly represented by such Old Certificates are reclassified under the terms hereof. Until surrender, each Old Certificate will continue to be valid and represent New Common Stock equal to forty percent (40%) of the number of shares of Old Common Stock excluding any fractional shares."

FOURTH: That the capital of the Corporation shall not be reduced under or by reason of this Certificate of Amendment.

IN WITNESS WHEREOF, NetNation Communications, Inc. has caused this Certificate of Amendment to be signed by Joseph Kibur, its Chief Executive Officer, as of this 12th day of June, 2003.

NETNATION COMMUNICATIONS, INC.

By: ______________________________
Joseph Kibur, Chief Executive Officer



NETNATION COMMUNICATIONS, INC.
APPENDIX TO ANNUAL REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

SUPPLEMENTARY FINANCIAL INFORMATION

Unaudited Quarterly Financial Information

The following table sets forth selected unaudited quarterly information for the Company's last eight fiscal quarters:

	Fiscal 2002 Quarter End			
	March 31	June 30	September 30	December 31
Sales	1,686,431	1,740,954	1,736,434	1,654,497
Gross profit	1,143,359	1,166,211	1,155,631	1,066,804
Net earnings for the period	214,321	151,707	206,439	366,106
Net earnings per share	0.01	0.01	0.01	0.02

	Fiscal 2001 Quarter End			
	March 31	June 30	September 30	December 31
Sales	1,574,786	1,615,550	1,691,773	1,764,324
Gross profit	1,070,468	1,096,054	1,142,839	1,257,370
Net earnings for the period	18,060	14,596	209,997	515,264
Net earnings per share	0.00	0.00	0.01	0.03

SELECTED FINANCIAL DATA

		2002		2001		Years ended December 31, 2000		1999		1998
Sales	$	6,818,316	$	6,646,433	$	5,011,859	$	2,511,021	$	1,108,430
Gross profit		4,532,005		4,566,731		3,199,603		1,799,065		687,191
Expenses										
Sales & marketing		1,104,018		1,388,643		2,977,927		1,575,699		461,913
General & admin.		1,956,629		2,037,689		3,352,296		1,472,687		303,400
Write-off of advance		--		--		500,000		--		--
Depreciation		682,785		632,482		340,977		95,445		31,428
Deferred income tax recovery		150,000		250,000		--		--		--
Net earnings (loss)		938,573		757,917		(3,971,597)		(1,344,766)		(109,500)
Earnings (loss) per share	$	0.06	$	0.05	$	(0.26)	$	(0.10)	$	(0.01)
Weighted average number of common shares		15,218,131		15,246,145		15,316,804		13,164,836		9,692,030
Total assets	$	5,459,424	$	4,126,428	$	3,130,828	$	1,518,165	$	177,359
Debentures payable	$	--	$	--		--	$	1,100,000	$	--
Cash generated by (used for)										
Operating activities	$	1,773,811	$	1,155,973	$	(623,555)	$	(604,773)	$	94,177
Investing activities		(116,463)		(235,258)		(2,014,787)		(435,922)		(86,590)
Financing activities		(1,737)		9,490		2,399,010		1,982,909		(4,734)

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

NetNation believes its exposure to overall foreign currency risk is immaterial. Most of its revenues are collected in US dollars and most of its expenses are paid in Canadian dollars. Except for a small portion of funds deposited in Canadian dollar accounts, all other funds are held in US dollars. NetNation does not manage or maintain market risk sensitive instruments for trading or other purposes and is, therefore, not subject to multiple foreign exchange rate exposures. As disclosed in Item 7 herein, on February 24, 2000, the holders of the convertible debentures exercised their option and converted all of the debentures into common shares. After giving effect to this conversion, the Company has no outstanding long-term indebtedness for which the Company is subject to the risk of interest rate fluctuations.

NetNation reports its operations in US dollars and its currency exposure, although considered by NetNation as immaterial, is primarily between the US and Canadian dollars. Exposure to the currencies of other countries is also immaterial as most international transactions are settled in US dollars. Any future financing undertaken by NetNation will most likely be denominated in US dollars. As NetNation increases its marketing efforts, the related expenses are normally in US dollars except for the marketing efforts in Canada. If these advertisements are coordinated through a US agency, then the expenses are in US dollars.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

NetNation's common shares are principally traded on the Nasdaq Small Capitalization Market under the ticker symbol NNCI. From February 3, 1999 to April 27, 1999, the common shares of NetNation traded under the ticker symbol CBET, reflecting the previous name of NetNation as Collectibles Entertainment Inc. On April 27, 1999, NetNation began trading under the ticker symbol NNCI.

	Price Range of Common Stock	
	High	Low
Fiscal Year Ended December 31, 2002		
First Quarter	$3.200	$1.780
Second Quarter	$2.300	$0.700
Third Quarter	$0.770	$0.330
Fourth Quarter	$0.690	$0.400
Fiscal Year Ended December 31, 2001		
First Quarter	$4.000	$2.063
Second Quarter	$3.750	$2.250
Third Quarter	$3.010	$0.900
Fourth Quarter	$3.510	$2.200

The above quotations were taken from Commodity Systems, Inc.

Holders

On January 30, 2003, NetNation's issued and outstanding common stock totaled 15,206,002 shares and was held by approximately 56 shareholders of record and by an undetermined number of additional shareholders through nominee or street name accounts with brokers.

Dividends

NetNation's board of directors has not declared or paid cash dividends on the Company's common stock and does not have any plans to pay any cash dividends in the near future. NetNation's current policy is to retain all earnings to finance future growth.



NETNATION COMMUNICATIONS, INC.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned stockholder of NetNation Communications, Inc., a Delaware corporation (the "Company"), hereby appoints David Talmor, Joseph Kibur and Jag Gillan, or any one of them, with full power of substitution in each, as proxies to cast all votes which the undersigned stockholder is entitled to cast at the 2003 Annual Meeting of Stockholders (the "Annual Meeting") to be held at 10:00 a.m. Pacific Daylight Time on Thursday, June 12, 2003, at the Simon Fraser Harbour Centre, Suite 1410 B, 515 West Hastings, Vancouver, British Columbia, Canada, or any adjournment or postponement thereof, with authority to vote upon the matters set forth on the reverse side of this Proxy Card.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IN THE ABSENCE OF DIRECTION, THIS PROXY WILL BE VOTED:

"FOR" ELECTION OF THE NOMINEES LISTED IN THE ACCOMPANYING PROXY STATEMENT;

"FOR" RATIFICATION OF THE SELECTION OF KPMG LLP, CHARTERED ACCOUNTANTS, AS THE INDEPENDENT AUDITOR FOR THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2003;

"FOR" APPROVAL OF THE CERTIFICATE OF AMENDMENT TO EFFECT A ONE-FOR-TWO AND ONE HALF (1:2.5) REVERSE STOCK SPLIT OF THE COMPANY'S OUTSTANDING COMMON STOCK;

AND IN ACCORDANCE WITH THE DISCRETION OF THE PROXIES AS TO OTHER MATTERS.

The undersigned hereby acknowledges receipt of the Company's Proxy Statement and hereby revokes any proxy or proxies previously given.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)

- FOLD AND DETACH HERE -

YOUR VOTE IS IMPORTANT!

YOU CAN VOTE BY PROMPTLY RETURNING YOUR COMPLETED PROXY CARD IN THE ENCLOSED ENVELOPE:

Please mark your votes as
indicated in this example

[X]

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2 AND 3.

Proposal 1 - Election of five directors, each to hold office until his or her successor shall have been elected and qualified.

NOMINEES: David Talmor
Joseph Kibur
Ernest Cheung
Anil Wiresekara
Jag Gillan

FOR the nominees listed (except as indicated below)	WITHHOLD AUTHORITY to vote for all nominees
[ ]	[ ]

Proposal 2 - Ratification of the selection and appointment of KPMG LLP, Chartered Accountants, as the independent auditors for the Company for the year ending December 31, 2003.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

Proposal 3 – Approval of the amendment to the Company's certificate of incorporation, attached to the Proxy Statement as Appendix B, that will effect a 1-for-2 and ½ reverse stock split, which resolution would give our board of directors authority to, in its sole discretion, implement the reverse stock split at any time prior to our next annual meeting and our board of directors authority to, in its sole discretion, determine not to effect, and abandon, the reverse stock split without further action by our stockholders.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

All of the proposals set forth above are proposals of the Company. None of the proposals are related to or conditioned upon approval of any other proposal.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournments or postponements thereof.

INSTRUCTION: To withhold authority to vote for any nominee, write that nominee's name in this space immediately below.

Signature(s):____

Date:______________________

Please sign above exactly as your name appears on this Proxy Card. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating his/her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by authorized person(s).

\- FOLD AND DETACH HERE AND READ THE REVERSE SIDE -

THANK YOU FOR VOTING.

Board of Directors

David Talmor - Chairman of the Board
Joseph Kibur
Jag Gillan
Ernest Cheung*
Anil Wirasekara*

*Independent External Director

Officers

David Talmor - Chairman & President
Joseph Kibur - Chief Executive Officer
Calvin Mah - Chief Financial Officer
Jag Gillan - Chief Operating Officer, General Counsel, Secretary


NetNation®

Transfer Agent

Signature Stock Transfer, Inc.
One Preston Park
2301 Ohio Drive, Suite 100
Plano, TX 75093 USA

Legal Counsel

QED Law Group, P.L.L.C.
1000 Second Avenue, Suite 1700
Seattle, WA 98104 USA

Morton & Company
1200 - 750 West Pender Street
Vancouver, BC V6C 2T8
Canada

Corporate Headquarters

NetNation Communications Inc.
555 West Hastings Street, 14th Floor
Vancouver B.C. V6B 4N6
Canada

Tel.	(604)	688-8946
Fax	(604)	688-8934
Toll Free:	1 888	277-0000

Corporate Communications

Jay Elliott
Email: ir@netnation.com

Ticker Symbol: NNCI
Listed: Nasdaq Small Cap

www.netnation.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (1) technological changes or changes in the competitive environment adversely affecting the service-packages, market share, revenues or margins of our business; (2) changes in general economic, financial or business conditions adversely affecting our business or the markets in which it operates; and (3) geographical expansion attempts and new service-packages not proceeding as planned and adversely affecting future revenues. These risks and uncertainties as well as other important matters are described under the caption "Forward-looking Statements," "Business," "Risk Factors," and "Legal Proceedings" in our most recently filed Form 10-K as filed with the U.S. Securities and Exchange Commission and elsewhere in our Annual Report for the fiscal year ended December 31, 2002. We do not assume any obligation to update the forward-looking information contained in this Annual Report.

Use of the likeness of any person or entity within any image or graphical content within this document is purely for illustrative purposes only and does not represent an actual customer of NetNation Communications Inc. or DomainPeople Inc., or an endorsment by said individual or entity of any NetNation or DomainPeople product or service.


NetNation

www.netnation.com